Exhibit 2.2

EXECUTION COPY

INVESTMENT AGREEMENT

dated as of February 28, 2004

by and among

TEXAS PETROCHEMICALS LP

CASTLERIGG MASTER INVESTMENTS, LTD.

and

RCG CARPATHIA MASTER FUND, LTD.

i

V.	Employees; Labor Relations	20
W.	Environmental Matters	20
X.	Substantial Customers and Suppliers	21
Y.	Accounts Receivable	22
Z.	Inventory	22
AA.	Brokers	22
BB.	Restrictions on Conduct of Business	22
CC.	Bank and Brokerage Accounts	23
DD.	Warranty Obligations	23
EE.	Certain Business Practices	23
FF.	Disclosure	23
GG.	Warranty Limitation	23

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS	24
A.	Organization and Qualification of the Purchasers	24
B.	Authority of the Purchasers Relative to this Agreement and the Operative Agreements	24
C.	No Conflicts by the Purchasers	24
D.	Governmental Approvals and Filings by the Purchasers	25
E.	Legal Proceedings of the Purchasers	25
F.	Brokers Fees of the Purchasers	25
G.	Acknowledgements by the Purchasers	25
H.	Organization and Qualification	25
I.	Authority Relative to this Agreement and the Operative Agreements	26
J.	No Conflicts	26
K.	Governmental Approvals and Filings	26
L.	Legal Proceedings	27
M.	Brokers Fees	27
N.	Investment Company Status	27
O.	Capital Stock of Holdings	27
P.	FIRPTA Compliance	27
Q.	Private Placement	28

SECTION 4.	PRE-CLOSING COVENANTS	28
A.	Regulatory and Other Approvals	28
B.	Investigation by the Purchasers	29
C.	Conduct of Business	29
D.	Certain Restrictions	30
E.	Affiliate Transactions	31
F.	Notice and Cure	31
G.	Fulfillment of Conditions	31
H.	Indemnity and Release	31
I.	Bankruptcy Actions	32
J.	Option Plans	32
K.	Employment Agreements	32

SECTION 5.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PURCHASER	33
A.	Representations and Warranties	33
B.	Performance	33
C.	Order and Laws	33
D.	Consents and Approvals	33
E.	HSR Act Waiting Period	34
F.	Good Standing Certificates	34
G.	FIRPTA Compliance	34
H.	Certificate of Joinder	34
I.	Certificate of Secretary	34
J.	Deliveries Complete	35
K.	Credit Facility	35
L.	Material Adverse Change	35
M.	Officers’ Certificates	35
N.	Expenses	35
O.	Securities Law Compliance	35
P.	Opinion of the Company’s Counsel	35
Q.	Intentionally Omitted	36
R.	Holdings Charter	36
U.	D&O Insurance

SECTION 6.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF HOLDINGS, AND THE COMPANY	36
A.	Representations and Warranties	36
B.	Performance	36
C.	Order and Laws	36
D.	Regulatory Consents and Approvals	36
E.	Confirmation Order	36
F.	HSR Act Waiting Period	36
G.	Operative Agreements	37
H.	Operative Agreements Satisfactory; Deliveries Complete	37
I.	Officers’ Certificate	37

SECTION 7.	CERTAIN COVENANTS APPLICABLE AFTER THE CLOSING	37
A.	Further Assurances	37
B.	Amendment of Other Agreements	37
C.	Credit Facility	37
D.	Public Disclosures	38
E.	Designated Directors	38
F.	Resale Registration	39
G.	Registration Defaults; Payment of Additional Amounts	39
H.	Registration Expenses	41
I.	Reservation of Holdings Common Stock	41
J.	Listing	42
K.	Indemnification	44
L.	Current Public Information	44
M.	FIRPTA Compliance	44
N.	VCOC Information Rights	44
O.	No Takeover Defenses	44
P.	Termination of Certain Covenants	44

SECTION 8.	SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS	45

SECTION 9.	TERMINATION OF THIS AGREEMENT	45
A.	Termination	45
B.	Termination Fee	46

v

C.	Effect of Termination	46

SECTION 10.	DEFINITIONS	47

SECTION 11.	MISCELLANEOUS	53
A.	Notices	53
B.	Entire Agreement	55
C.	Expenses	55
D.	Waiver	55
E.	Amendment	55
F.	No Third Party Beneficiary	55
G.	No Assignment; Binding Effect	56
H.	Headings	56
I.	Invalid Provisions	56
J.	Governing Law	56
K.	Limited Recourse	56
L.	Consent to Jurisdiction and Service of Process	56
M.	Construction	57
N.	Counterparts	57
O.	Press Releases and Public Announcements	57
P.	Incorporation of Exhibits and Disclosure Letters	57
Q.	Understanding Between the Purchasers	57

EXHIBITS AND SCHEDULES

Exhibits
Exhibit A	-	Form of Holdings Charter
Exhibit B	-	Form of Holdings By-Laws
Exhibit C	-	Form of Reorganization Plan
Exhibit D	-	Form of Indenture

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT is made as of February 28, 2004, by and among Texas Petrochemicals LP, a Texas limited partnership (the “Company”), Castlerigg Master Investments, Ltd. (together with any designated wholly-owned affiliate of Sandell Asset Management Corp. or Castlerigg Master Investments, Ltd., “Sandell”), and RCG Carpathia Master Fund, Ltd. or any wholly-owned designated affiliate of Ramius Capital Group, LLC (together with any wholly-owned designated affiliate of Ramius Capital Group LLC, “Ramius” and, together with Sandell, the “Purchasers”). Except as otherwise indicated herein, capitalized terms used in this Agreement are defined in Section 10 hereof.

RECITALS

On July 20, 2003 (the “Petition Date”), the Company, TPC Holding Corp., a Delaware corporation (“GP Corp”), Petrochemical Partnership Holdings, Inc. (“LP Corp”), Texas Petrochemicals Holdings, Inc. (“TPH”) and Texas Butylene Chemical Corporation (“TBCC”) (collectively, the “Debtors”) filed for bankruptcy protection pursuant to chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §101 et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ chapter 11 cases are being jointly administered under case number 03-40258-H3-11 (the “Reorganization Case”), and the Company continues to operate its businesses as a debtor-in-possession.

Pursuant to the Reorganization Plan (i) the Company will be reorganized and continue as a Texas limited partnership, (ii) GP Corp and LP Corp will each be converted into Delaware limited liability companies, (iii) the general partnership interest in the Company currently held by GP Corp and the limited partnership interest in the Company currently held by LP Corp will be cancelled, (iv) a newly organized Delaware corporation (“Holdings”) will become the sole general partner of the Company, and (v) a newly organized Delaware limited liability company all of the membership interests of which are owned by Holdings (“New LP”), will become the sole limited partner of the Company. Each of GP Corp, LP Corp, TPH and TBCC will be liquidated pursuant to their respective plan of liquidation.

Pursuant to the Order Approving Bidding Procedures, which was entered by the Bankruptcy Court on January 27, 2004 (the “Bidding Procedures Order”), the Purchasers have submitted a Creditor-Sponsored Bid (as defined in the Bidding Procedures Order) on the terms and conditions specified in the Bidding Procedures Order.

Subject to entry of the applicable court orders by the Bankruptcy Court and the terms and conditions contained herein, (i) the Purchasers wish to purchase from Holdings, and the Company wishes to cause to be sold to the Purchasers, shares of common stock of Holdings, par value $0.01 per share (“Holdings Common Stock”), for cash consideration not exceeding $40,000,000, and (ii) the Purchasers wish to purchase from the Company, and the Company wishes to sell to the Purchasers up to $60,000,000 principal amount of its 7 1/4% Senior Secured Convertible Notes due 2009 (the “Convertible Notes”), for cash consideration not exceeding $60,000,000.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, and in consideration of the covenants and agreements contained herein, the parties to this Agreement hereby agree as follows:

Section 1. The Transactions.

A. Certain Provisions of the Reorganization Plan. The Reorganization Plan shall include the following provisions relating to the issuance of Holdings Common Stock and the Convertible Notes:

(i) Rights Offering. Each holder of a Rights Eligible Allowed Unsecured Claim (as defined in the Reorganization Plan) (the “Potential Purchasers”) shall be offered pursuant to the Reorganization Plan the right to purchase its Pro Rata Share (as defined in the Reorganization Plan) of (x) 1,070,660 shares of Holdings Common Stock at a purchase price of $9.340033 per share, payable in cash to Holdings on or before the Closing Date, as specified in the Reorganization Plan and (y) $30,000,000 principal amount of Convertible Notes, at a purchase price equal to 100% of the principal amount of Convertible Notes so purchased, payable in cash to the Company on or before the Closing Date, as specified in the Reorganization Plan (the “Rights Offering”).

(ii) The Cash Election. Holders of Eligible Allowed Unsecured Claims (as defined in the Reorganization Plan) will have the right to elect to receive in satisfaction, release and discharge of and in exchange for such holders’ Eligible Allowed Unsecured Claims an amount equal to $0.1843 in cash for each $1.00 of the amount of such Allowed Unsecured Claim, all subject to the prorations, limitations and procedures set forth in the Reorganization Plan (the “Cash Election”). The maximum amount of cash to be paid by the Company pursuant to the Cash Election will be $20,000,000. Therefore, the maximum amount of Eligible Allowed Unsecured Claims which will be satisfied pursuant to the Cash Election will equal $108,518,719.

(iii) Distributions to Holders of Remaining Allowed Unsecured Claims. Immediately after the Closing (without giving effect to any stock options, the Convertible Notes or other potential issuances of shares), there shall be 10,000,000 shares of Holdings Common Stock outstanding. All of the outstanding shares of Holdings Common Stock (a) that are not purchased by Purchasers pursuant to Section 1.B below and (b) that are not purchased by Potential Purchasers in the Rights Offering, shall be distributed Pro Rata (as described in the Reorganization Plan) to the holders of Remaining Allowed Unsecured Claims (as defined in the Reorganization Plan) in satisfaction, release and discharge of and in exchange for such holders’ Remaining Allowed Unsecured Claims.

B. Purchase and Sale of Holdings Common Stock. On the basis of the representations, warranties, covenants and agreements set forth herein and the terms hereof, at the Closing, Holdings shall sell to the Purchasers, and the Purchasers shall purchase from Holdings, shares of Holdings Common Stock, as set forth below:

(i) Initial Investment. The Purchasers shall purchase 1,070,660 shares of Holdings Common Stock at a purchase price of $9.340033 per share, for an aggregate price of $10,000,000.

(ii) Standby Commitment. In addition to the shares described in (i) above and (iii) below, the Purchasers shall purchase all of the 1,070,660 shares of Holdings Common Stock offered pursuant to the Rights Offering that are not purchased on or before the Closing by Potential Purchasers in accordance with the terms of the Rights Offering. The purchase price for such shares shall be $9.340033 per share and shall not exceed $10,000,000 in the aggregate.

(iii) Agreement to Fund the Cash Election. In addition to the shares described in (i) and (ii) above, the Purchasers shall purchase an additional number of shares of Holdings Common Stock equal to the aggregate number of shares that the holders of Eligible Allowed Unsecured Claims whose claims were satisfied pursuant to the Cash Election would have received if they had not elected the Cash Election. The aggregate purchase price the Purchasers shall pay for such shares shall equal the amount necessary to fund the Cash Election, which shall not exceed $20,000,000. The purchase price per share will vary based on the actual amount of Allowed Unsecured Claims. For illustrative purposes, assuming that the aggregate amount of Allowed Unsecured Claims is equal to $234,400,000, the per share purchase price of the shares of Holdings Common Stock purchased by the Purchasers pursuant to the Cash Election would be approximately $5.50.

C. Purchase and Sale of Convertible Notes. On the basis of the representations, warranties, covenants and agreements set forth herein and the terms hereof, at the Closing, the Company shall sell to the Purchasers and the Purchasers shall purchase from the Company (i) $30,000,000 principal amount of Convertible Notes and (ii) all of the portion of the $30,000,000 principal amount of Convertible Notes offered pursuant to the Rights Offering that is not purchased on or before the Closing Date by Potential Purchasers in accordance with the terms of the Rights Offering. The purchase price for such Convertible Notes shall be 100% of the principal amount thereof.

D. Equal Obligations. Each Purchaser agrees, severally and not jointly, to purchase 50% of the Holdings Common Stock and Convertible Notes to be sold to the Purchasers pursuant to this Agreement.

E. Authorization. Holdings shall authorize the issuance and sale of Holdings Common Stock, having the rights and preferences set forth in the Certificate of Incorporation of Holdings, the form and substance of which is attached hereto as Exhibit A (as amended from time to time, the “Holdings Charter”), to the Purchasers in the amounts and on the terms described herein. The Company shall authorize the issuance of the Convertible Notes pursuant to the Indenture.

F. The Closing. The closing of the purchases contemplated by this Agreement shall take place at 10:00 a.m. (prevailing Central Time), on the first Business Day after the last of the conditions set forth in Sections 5 and 6 hereof shall have been satisfied or waived (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Bracewell & Patterson, L.L.P., 711 Louisiana Street, Houston, TX 77002, unless another time, date or place is agreed upon in writing by the Company and the Purchasers. The date and time at which the Closing actually occurs are referred to herein as the “Closing Date.”

G. Deliveries at the Closing. At the Closing:

(i) Holdings shall deliver to each Purchaser one or more stock certificates evidencing the Holdings Common Stock to be purchased by such Purchaser pursuant to Section 1B above, registered in such Purchaser’s name, which certificates shall bear an appropriate legend regarding the absence of registration under the Securities Act of the shares represented thereby;

(ii) Each Purchaser shall deliver to Holdings the aggregate purchase price for the shares of Holdings Common Stock to be issued by Holdings to such Purchaser pursuant to Section 1B above, by wire transfer of immediately available funds on the Closing Date to a bank account designated in writing by Holdings at least three (3) Business Days prior to the Closing Date;

(iii) The Company and each of the guarantors thereunder shall execute and deliver the Indenture and the Security Documents referenced therein and the Company shall deliver to each Purchaser the Convertible Notes to be purchased by such Purchaser pursuant to Section 1C above, which Convertible Notes shall be registered in such Purchaser’s name and shall bear an appropriate legend regarding the absence of registration under the Securities Act of the Convertible Notes;

(iv) Each Purchaser shall deliver to the Company the aggregate purchase price for the Convertible Notes to be issued by the Company to such Purchaser pursuant to Section 1C above, by wire transfer of immediately available funds to a bank account designated in writing by the Company at least three (3) Business Days prior to the Closing Date; and

(v) all other documents required to be delivered by any party pursuant to Section 5 or Section 6 of this Agreement (the “Operative Agreements”) shall, to the extent not previously delivered, be delivered by such party.

Section 2. Representations and Warranties of the Company. The Company hereby represents and warrants to, and agrees with, each Purchaser as follows:

A. Organization and Qualification. The Company is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Texas and has full partnership power and authority to conduct the Business, to own, use and lease its Assets and Properties, and to carry out the transactions contemplated by this Agreement. The Company is duly qualified, licensed or admitted to do business as a foreign limited partnership and is in good standing in each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected to result in a Material Adverse Change.

B. Ownership. All of the outstanding partnership interests of the Company are owned by GP Corp. and LP Corp. There are no outstanding Options to acquire any equity interest in the Company of any type. Except as set forth in Section 2B of the Disclosure Letter, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the partnership interests, of the Company, except for the Partnership Agreement of the Company; there are no contractual or statutory preemptive rights, or agreements, arrangements or understandings to issue any preemptive rights with respect to any equity interest in the Company; and the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its partnership interests or any Options to acquire any partnership interests.

C. Authority Relative to this Agreement and the Operative Agreements. The Company has full partnership power and authority to enter into this Agreement and the Operative Agreements to which it is party and, subject to the entry of the applicable court orders by the Bankruptcy Court, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Operative Agreements to which it is a party by the Company and the consummation by the Company of the Transactions has been duly and validly approved by its general partner and no other action on the part of the Company or any Subsidiary is necessary to authorize the execution, delivery and performance of this Agreement and the Operative Agreements to which it is a party and the consummation by each of them of the Transactions. This Agreement and the Operative Agreements to which it is a party have been or will at Closing be duly and validly executed and delivered by the Company and shall, subject to the entry of the applicable court orders by the Bankruptcy Court, constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

D. Subsidiaries; Company. Section 2D of the Disclosure Letter lists the name of each Subsidiary and all lines of business in which the Company or any such Subsidiary is participating or engaged or has previously participated or engaged. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has full power and authority to conduct the Business conducted by it and to own, use and lease its Assets and Properties. Each Subsidiary is duly qualified, licensed or admitted to do business as a foreign corporation and is in good standing in each jurisdiction where the failure to be so qualified and in good standing would reasonably be expected to result in a Material Adverse Change. Section 2D of the Disclosure Letter lists for each Subsidiary the amount of its authorized and outstanding equity interests. Except as disclosed in Section 2D of the Disclosure Letter, all of the outstanding equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are owned, beneficially and of record, by the Company or Subsidiaries wholly owned, directly or indirectly, by the Company free and clear of all Liens, except Permitted Liens. There are no outstanding Options with respect to any Subsidiary or agreements, arrangements or understandings to issue Options with respect to any Subsidiary and there are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of any Subsidiary’s equity interests. The names of each of the directors of the Company’s Subsidiaries on the date hereof are listed in Section 2D of the Disclosure Letter. Except as listed in Section 2D of the Disclosure Letter, neither the Company nor any Subsidiary holds any equity, partnership, joint venture or other interest in any Person.

E. No Conflicts; Consents; Notices. The execution and delivery by the Company of this Agreement do not, and the execution and delivery by the Company and each of its Subsidiaries of the Operative Agreements to which any of them is a party do not, and the performance by the Company and each of its Subsidiaries of their respective obligations under this Agreement and such Operative Agreements and the consummation of the Transactions do not and, as of the Closing, will not:

(i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Certificate of Limited Partnership, Certificate of Incorporation, the Partnership Agreement or By-Laws (or equivalent governing documents) of the Company or any of its Subsidiaries;

(ii) subject to the entry of the applicable court orders by the Bankruptcy Court and to obtaining the consents, approvals and actions, making the filings, and giving the notices, referred to in Section 2F below or disclosed in Section 2F of the Disclosure Letter, if any, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company, any of its Subsidiaries or any of their respective Assets and Properties; or

(iii) subject to filings with and the entry of the applicable court orders by the Bankruptcy Court and except as disclosed in Section 2E of the Disclosure Letter, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice not disclosed in Section 2F of the Disclosure Letter to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments (including, without limitation, bonus payments, retention payments, success fees or similar payments) under, or (vi) result in the creation or imposition of any Lien (other than a Permitted Lien) upon the Company or any Subsidiary or any of their respective Assets and Properties under the Reorganization Plan, or any material Contract or License to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound (including, without limitation, any Contract or Real Property Lease listed in Section 2R(i) or Section 2O(ii) of the Disclosure Letter or which would have been required to be listed in such Sections of the Disclosure Letter if such Contract or Real Property Lease would have existed on the date hereof).

F. Governmental Approvals and Filings. Subject to filings with and the entry of the applicable court orders by the Bankruptcy Court and except as disclosed in Section 2F of the Disclosure Letter or as contemplated by Section 7E hereof, no material consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company or any Subsidiary is required as a prerequisite to the execution, delivery and performance of this Agreement or any of the Operative Agreements to which any of them is a party or the consummation of the Transactions by them.

G. Books and Records. The books of account, minute books, stock record books and other similar records of the Company and its Subsidiaries have been made available to each Purchaser, on behalf of all of the Purchasers, prior to the execution of this Agreement and are complete and correct in all material respects. The minute books contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of directors, partners, equityholders, members, subcommittees and committees of the board of directors of the Company and its Subsidiaries.

H. Financial Statements.

(i) Prior to the execution of this Agreement, the Company has delivered to each Purchaser true and complete copies of the following financial statements:

(a) the audited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2003, and the related audited statements of operations and cash flows for each of the periods then ended (collectively, the “Audited Financial Statements”); and

(b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of January 31, 2004 (the “Latest Balance Sheet”), and the related unaudited statements of operations and cash flows for the seven-month period then ended (together with the Latest Balance Sheet, the “Unaudited Financial Statements”).

(ii) Except as set forth in Section 2H of the Disclosure Letter, (a) the Audited Financial Statements were prepared in accordance with GAAP consistently applied throughout the periods involved, and fairly present the consolidated financial condition, results of operations, changes in equityholders’ equity and cash flow of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby and (b) the Unaudited Financial Statements were prepared in accordance with GAAP consistent with past practice, except for the absence of footnotes and except for year-end adjustments, which were not, are not and will not be material in amount.

I. Absence of Changes. Except for the commencement of the Reorganization Cases, or as set forth in Section 2I of the Disclosure Letter, since June 30, 2003, there has not been any Material Adverse Change. Without limiting the foregoing, except as expressly contemplated hereby and by the Operative Agreements or the Reorganization Plan and except as disclosed in Section 2I of the Disclosure Letter, there has not occurred since June 30, 2003 any of the following actions:

(i) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock (or equity interests) of the Company or any Subsidiary (other than dividends or distributions by a Subsidiary to the Company), or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any such capital stock (or equity interests) of the Company or any Subsidiary;

(ii) except for the execution, delivery and performance by the Company of this Agreement and the Operative Agreements, except for the consummation of the Transactions and except as expressly described in the Reorganization Plan, any authorization, issuance, sale or other disposition by the Company or any Subsidiary of any shares of capital stock (or equity interests) of the Company or any Subsidiary, or any modification or amendment of any right of any holder of any outstanding shares of capital stock (or equity interests) of the Company or any Subsidiary;

(iii) other than in the ordinary course of business consistent with past practice: (a) any increase of salary, rate of commissions or rate of consulting fees of any current or former officer, director, equityholder, employee or consultant of the Company or any Subsidiary; (b) any payment of consideration of any nature whatsoever (other than salary, commissions or directors or consulting fees) to any current or former officer, director, equityholder, employee or consultant of the Company or any Subsidiary; or (c) any adoption, entering into, amendment, modification or termination (partial or complete) of any Benefit Plan;

(iv)(a) any incurrence by the Company or any Subsidiary of Indebtedness (other than incurrences of Indebtedness in the ordinary course of business in an amount not exceeding $500,000 at any one time outstanding and incurrences of Indebtedness under the Company’s revolving credit facility prior to July 20, 2003) or (b) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right of the Company or any Subsidiary under, any Indebtedness of (except pursuant to the Reorganization Plan or Order of the Bankruptcy Court) or owing to the Company or any Subsidiary;

(v) any material physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the real or personal property or equipment of the Company or any Subsidiary in an aggregate amount exceeding $50,000;

(vi) any purchase of any Assets and Properties of any Person by the Company or any Subsidiary or disposition of, or incurrence of a Lien (other than a Permitted Lien) on, any Assets and Properties of the Company or any Subsidiary, other than in the ordinary course of business of the Company or any Subsidiary consistent with past practice and the terms of this Agreement;

(vii) any amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to (a) any Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed in Section 2R of the Disclosure Letter), (b) any License held by the Company or any Subsidiary or (c) any Company Intellectual Property;

(viii) any capital expenditures or commitments for additions to property, plant or equipment of the Company or any Subsidiary constituting capital assets in an aggregate amount exceeding $500,000;

(ix) any change in the accounting or Tax methods or procedures of the Company or any Subsidiary or any other transaction involving or development adversely affecting in any material respect the Company or any Subsidiary outside the ordinary course of business consistent with past practice;

(x) the entering into of any settlement by the Company or its Subsidiaries of any material litigation affecting the Company or any Subsidiary thereof; or

(xi) the entering into of any agreement or any commitment to do any of the foregoing, including, without limitation, with respect to any Business Combination not otherwise restricted by the foregoing paragraphs, except as expressly contemplated by this Agreement, the Operative Agreements or the Reorganization Plan.

J. No Undisclosed Liabilities. Except as disclosed, reflected or reserved against in the Audited Financial Statements or the Unaudited Financial Statements or as disclosed with reasonable specificity in any section of the Disclosure Letter, there are no Liabilities of the Company or any Subsidiary, other than Liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2003 or which in the aggregate are not material to the Business or Condition of the Company, but in any case which do not relate to a material tort, infringement or a breach of contract.

K. Taxes.

(i) Except as disclosed in Section 2K(i) of the Disclosure Letter, all Tax Returns required to have been filed by or with respect to the Company or any Subsidiary or any affiliated, consolidated, combined, unitary or similar group of which the Company or any Subsidiary is or was a member (a “Relevant Group”) have been duly and timely filed (or, if due between the date hereof and the Closing Date, will be duly and timely filed), and to the knowledge of the Company each such Tax Return correctly and completely reflects the income, franchise or other Tax liability and all other information required to be reported thereon. All Taxes due and payable, including, without limitation, any estimated Taxes, by the Company or any Subsidiary or any member of a Relevant Group, whether or not shown on any Tax Return, have been paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid).

(ii) Except as disclosed in Section 2K(ii) of the Disclosure Letter, there is no dispute or claim concerning any Tax liability of the Company or any Subsidiary either (a) claimed or raised or, to the knowledge of the Company or any Subsidiary, threatened by any Taxing Authority or (b) of which the Company or any Subsidiary has received written notice. No claim has ever been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the Assets or Properties of the Company or any Subsidiary other than Permitted Liens. Section 2K(v)

of the Disclosure Letter indicates those Tax Returns, if any, of the Company or any Subsidiary that have been audited in the last three years. Finally, except as provided in Section 2K(v) of the Disclosure Letter, no Audit in respect of any Tax liability is pending with respect to any Tax liability shown on a Tax return filed by the Company or any of its Subsidiaries. No information related to Tax matters has been requested by any foreign, federal, state, or local taxing authority, nor has any such tax authority notified the Company or any Subsidiary of its intent to open an Audit or other review. To the knowledge of the Company and its Subsidiaries, there are no material unresolved claims asserted by any taxing authority concerning the Company’s tax liabilities or the tax liability of any Subsidiary.

(iii) Neither the Company nor its Subsidiaries has received an adverse ruling from any taxing authority or signed a closing or other agreement with any taxing authority.

(iv) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(v) The Company and its Subsidiaries are not a party to, or bound by, and do not have any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, except an arrangement that involves only the Relevant Group. All such Tax sharing agreements, Tax indemnification agreements or similar contracts or arrangements have been or will be cancelled effective as of the Closing Date.

(vi) Except as disclosed in Section 2K(iv) of the Disclosure Letter, in respect of any open tax year, neither the Company nor any Subsidiary has made a payment or is obligated to make any payments, or is a party to any agreement that under any circumstances could require it to make any payments, that are not deductible under Section 280G of the Code.

(vii) The Company has been classified as a corporation for U.S. federal income tax purposes and as a partnership for applicable state and local law since its formation.

(viii) The Company and each Subsidiary is an accrual method taxpayer.

(ix) The Company and each Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder, or other third party.

(x) Neither the Company nor any Subsidiary has filed a consent under Code §341(f) concerning collapsible corporations. Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law). Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). The Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662. Except as set forth in Section 2K(viii) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither the Company nor any Subsidiary (A) has been a member of a Relevant Group filing a consolidated federal income Tax Return or (B) has any Liability for the Taxes of any Person (other than any of the Company and the Subsidiaries) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(xi) The unpaid Taxes of the Company and the Subsidiaries (A) did not, as of the month ending December 31, 2003, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Unaudited Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the date of the Unaudited Financial Statements, neither the Company nor any Subsidiary is or has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(xii) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(xiii) Neither the Company nor any Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or §361.

(xiv) The Company and its Subsidiaries have previously delivered or made available to Purchasers complete and accurate copies of each of: (A) all Audit reports, letter rulings, technical advice memoranda and similar documents issued by a taxing authority relating to the federal, state, local or foreign Taxes due from or with respect to the Company and its Subsidiaries (B) the federal income Tax Returns, and those state, local and foreign income Tax Returns filed by the Company and its Subsidiaries for the previous three (3) years; and (C) any closing agreement entered into by the Company and its Subsidiaries with any taxing authority in each case existing as of the Closing Date. The Company and its Subsidiaries shall deliver to Purchasers all materials with respect to the foregoing for all matters arising on or prior to the Closing Date.

L. Legal Proceedings.

(i) Except as disclosed in Section 2L(i) of the Disclosure Letter (with paragraph references corresponding to those set forth below):

(a) there are no material Actions or Proceedings pending or, to the knowledge of the Company or any Subsidiary, threatened against the Company or any Subsidiary or related to any of their respective Assets and Properties, except for the Reorganization Case or Actions or Proceedings relating to the Reorganization Case; and

(b) neither the Company nor any Subsidiary has received notice, or has knowledge, of any material Orders outstanding against the Company or any Subsidiary except for those ordered by the Bankruptcy Court in the Reorganization Case or as disclosed in Section 2W of the Disclosure Letter.

(ii) Prior to the execution of this Agreement, the Company has made available to each Purchaser all responses of counsel for the Company and its Subsidiaries to auditors’ requests for information regarding Actions or Proceedings pending or threatened against the Company and its Subsidiaries or relating to any of their respective Assets and Properties as of the date hereof. Section 2L(ii) of the Disclosure Letter sets forth all Actions or Proceedings against the Company or any Subsidiary or relating to any of their respective Assets and Properties during the three-year period prior to the date hereof.

M. Compliance with Laws and Orders. Except as disclosed in Section 2M of the Disclosure Letter, within the last three (3) years neither the Company nor any Subsidiary is or has been, or has received any notice that it is or has been, in material violation of or in default under any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties.

N. Benefit Plans; ERISA. All Benefit Plans are listed in Section 2N of the Disclosure Letter, and copies of all documentation relating to such Benefit Plans (including all plan and trust documents, written descriptions of plans, actuarial reports and governmental filings and determinations with respect to such Benefit Plans) have been made available to Purchaser. Except as disclosed in Section 2N of the Disclosure Letter: (i) each Benefit Plan has been maintained, funded and administered in accordance with its terms, and each Benefit Plan and the administration thereof complies, and has at all times complied in all material respects, with the requirements of all applicable Law, including ERISA and the Code; (ii) each Benefit Plan intended to qualify under Section 401(a) of the Code and each trust that forms a part of any such Benefit Plan either has received a determination letter from the Internal Revenue Service stating that such Benefit Plan qualifies under Section 401(a) of the Code and such trust is tax-exempt under Section 501(a) of the Code or is a prototype plan, and there are no facts or circumstances known to the Company or any Subsidiary that would cause any such Benefit Plan and related trust not to continue to be so qualified and tax-exempt; (iii) each of the Company, any Subsidiary and any ERISA Affiliate has complied in all material respects with Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law (“COBRA”); (iv) none of the Company, any Subsidiary or any ERISA Affiliate currently maintains, contributes to or has any obligation with respect to or has, within the past six years, maintained, or contributed to, or had any obligation with respect to any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any “multiemployer plan” (as defined in Section 3(37) of ERISA) ; (v) no material Tax has been incurred under Section 511 of the Code with respect to any Benefit Plan (or trust or other funding vehicle pursuant thereto); (vi) none of the Company, any Subsidiary or any ERISA Affiliate has any Liability or potential Liability under Title IV of ERISA; (vii) none of the Company, any Subsidiary or any ERISA Affiliate has incurred, or reasonably expects to incur, any material Liability for any Tax imposed under Sections 4971 through 4980B of the Code or civil Liability under Section 502(i) or (l) of ERISA; (viii) no benefit under any Benefit Plan, including any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement; (ix) no Benefit Plan provides health or death or other welfare benefit coverage beyond the termination of an employee’s employment, except as required by COBRA; (x) no suit, actions or other litigation (excluding claims for benefits incurred in the ordinary course of plan activities) have been brought against or with respect to any Benefit Plan and there are no facts or circumstances known to the Company or any Subsidiary that could reasonably be expected to give rise to any such suit, action or other litigation; (xi) all contributions to Benefit Plans that were required to be made under such Benefit Plans have been made as of the Closing Date, and all benefits accrued under any unfunded Benefit Plan will have been paid, accrued or otherwise adequately reserved in accordance with GAAP as of such date, all of which accruals under unfunded Benefit Plans are as disclosed in Section 2N of the Disclosure Letter, and the Company, each Subsidiary and each ERISA Affiliate have performed all material obligations required to be performed as of the Closing Date under all Benefit Plans; and (xii) for all purposes under applicable Law, including ERISA and the Code, all independent contractors who are, or within the last six years have been, engaged by the Company or any Subsidiary are bona fide independent contractors and not employees of the Company or any Subsidiary.

O. Real Property.

(i) Section 2O(i) of the Disclosure Letter sets forth a true and correct list of each Owned Real Property. With respect to each Owned Real Property: (i) the Company or Subsidiary (as the case may be) has good and indefeasible fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, subject to Permitted Liens, (ii) except as set forth in Section 2O(i) of the Disclosure Letter, the Company or Subsidiary has not leased or otherwise granted to any third party the right to use or occupy such Owned Real Property or any portion thereof; (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Subsidiary is a party to any Contract to purchase any real property or interest therein. To the Company’s knowledge, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property are in good condition and repair and sufficient for the operation of the Business (other than ordinary wear and tear).

(ii) Section 2O(ii) of the Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all material Real Property Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Real Property Lease document). Each of the Company and its Subsidiaries has made available to Purchaser a true and complete copy of each such Real Property Lease document, and in the case of any oral Real Property Lease, a written summary of the material terms of such Real Property Lease. Except as set forth in Section 2O(ii) of the Disclosure Letter and subject to Permitted Liens, with respect to each of the Real Property Leases: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (ii) none of the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has been disturbed and the Company and each Subsidiary has no knowledge of any disputes with respect to such Real Property Lease; (iii) none of the Company or its Subsidiaries or, to their knowledge, any other party to the Real Property Lease has received notice (written or verbal) of a breach or default under such Real Property Lease, and to the Company’s and its Subsidiary’s knowledge no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease; (iv) to the Company’s and its Subsidiaries’ knowledge, no security deposit or portion thereof deposited with respect such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full; (v) none of the Company or its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (vi) none of the Company or its Subsidiaries has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein; and (vii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Real Property Lease.

(iii) Section 2O(iii) of the Disclosure Letter sets forth the most accurate listing available of each easement, license, or other agreement which are material to the Business, other than the Real Property Leases, pursuant to which the Company or any Subsidiary has a right to install, maintain, or otherwise operate one or more pipelines across any real property owned by any party other than the Company or its Subsidiaries (the “Easement Agreements”). Each of the Company and its Subsidiaries has made available for Purchaser to review a true and complete copy of each such Easement Agreement document. Except as set forth in Section 2O(iii) of the Disclosure Letter and subject to Permitted Liens, with respect to each of the Easement Agreements: (i) such Easement Agreement is legal, valid, binding, enforceable and in full force and effect; (ii) such Easement Agreement is perpetual in duration; (iii) to the Company’s and its Subsidiaries’ knowledge, none of the Company’s or its Subsidiaries’ possession and quiet enjoyment of the rights and privileges granted under such Easement Agreement has been disturbed and none of the Company or its Subsidiaries has knowledge of any disputes with respect to such Easement Agreement; (iv) none of the Company, its Subsidiaries, or to their knowledge, any other party to the Easement Agreement has received notice (written or verbal) of any material breach or default under such Easement Agreement, and, to the Company’s and its Subsidiaries’ knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or modification under such Easement Agreement; and (v) none of the Company or its Subsidiaries has licensed or otherwise granted any Person the right to use or exercise any of the rights or privileges granted under such Easement Agreement.

(iv) Real Property Used in The Business. The Owned Real Property identified in Section 2O(i) of the Disclosure Letter, the Leased Real Property identified in Section 2O(ii) of the Disclosure Letter, and the Easement Agreements identified in Section 2O(iii) of the Disclosure Letter (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise necessary for the operation of, the Business.

(v) Access. Except as disclosed in Section 2O(v) of the Disclosure Letter, to the Company’s knowledge and subject to Permitted Liens, each parcel of Real Property has direct or indirect vehicular and pedestrian access to a public street adjoining the Real Property, or has vehicular and pedestrian access to a public street via another easement benefiting such parcel of Real Property, and such access is not dependent on any land or other real property interest which is not included in the Real Property. To the Company’s knowledge, none of the improvements or any portion thereof which are material to its Business are dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property.

(vi) Availability of Utility Services. To the Company’s knowledge, all water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property have been installed and are operational and sufficient for the operation of the Business. Except as disclosed in Section 2O(vi) of the Disclosure Letter, with respect to the Owned Real Property, to the Company’s knowledge, each such utility service enters the Owned Real Property from an adjoining public street or valid private easement in favor of the supplier of such utility service or appurtenant to such Owned Real Property, and is not dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Owned Real Property.

P. Tangible Personal Property. The Company or a Subsidiary is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all material tangible personal property used in the conduct of its Business, including all material tangible personal property reflected on the Unaudited Financial Statements and tangible personal property acquired since November 30, 2003, other than property disposed of since such date in the ordinary course of business consistent with past practice and the terms of this Agreement and the Operative Agreements. All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens disclosed in Section 2P of the Disclosure Letter. All such tangible personal property is adequate and suitable in all material respects for the conduct by the Company and its Subsidiaries of the Business, and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

Q. Intellectual Property Rights.

(i) Section 2Q(i) of the Disclosure Letter is a complete and correct list of the following that are owned or licensed by the Company or its Subsidiaries (with an indication in each case as to whether such Intellectual Property is owned or licensed):

(a) patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property;

(b) material unregistered trademarks, material unregistered service marks, trade names, corporate names, and Internet domain names;

(c) material unregistered copyrights;

(d) computer software (other than commercially available off-the-shelf software purchased or licensed for less than a total cost of $10,000 in the aggregate); and

(e) any other material Intellectual Property.

(ii) The Company and its Subsidiaries own and possess all right, title and interest in and to, or have a valid and enforceable license to use pursuant to a written license agreement set forth in Section 2R(i) of the Disclosure Letter, each item of Intellectual Property disclosed in Section 2Q(i) of the Disclosure Letter, and all other Intellectual Property necessary for the operation of the Company’s and each of its Subsidiaries’ respective businesses as presently conducted and as presently proposed to be conducted (collectively, the “Company Intellectual Property”).

(iii) Except as disclosed in Section 2Q(ii) of the Disclosure Letter, the Company Intellectual Property is free and clear of all Liens, other than Permitted Liens, and is not subject to any restrictions or limitations regarding use or disclosure other than pursuant to a written license agreement set forth in Section 2R(i) of the Disclosure Letter.

(iv) Except as disclosed in Section 2Q(ii) of the Disclosure Letter:

(a) to the knowledge of the Company and each Subsidiary, all Company Intellectual Property (other than immaterial patents and patent applications) registered with a Governmental or Regulatory Authority is valid and in full force and effect,

(b) there are no restrictions on the direct transfer of any material Company Intellectual Property,

(c) to the knowledge of the Company and each Subsidiary, the Company and its Subsidiaries have taken all necessary, required action to maintain and protect its interests in all material Company Intellectual Property, and will continue to maintain and protect its interests in all material Company Intellectual Property, including reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets,

(d) neither the Company nor any Subsidiary has any knowledge that the Company Intellectual Property is being infringed or misappropriated by any other Person,

(e) to the knowledge of the Company and each Subsidiary, neither the Company nor any Subsidiary has infringed or misappropriated any Intellectual Property of any other Person and the operation of the Company’s business and each Subsidiary’s business as currently conducted, or as currently proposed to be conducted, does not and will not infringe or misappropriate any Intellectual Property of any other Person, and

(f) no claim is pending or, to the knowledge of the Company or any Subsidiary, has been threatened to the effect that the Company or any Subsidiary is infringing or misappropriating any Intellectual Property of any other Person or with respect to the ownership, validity, license or use of, or any infringement resulting from, either the Company’s or any Subsidiary’s Intellectual Property or the sale of any products by the Company or any Subsidiary.

(v) Subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing.

R. Contracts.

(i) Section 2R(i) of the Disclosure Letter (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts (A) which are not terminable on less than 90 days’ notice without penalty and (B) to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to Purchaser prior to the execution of this Agreement):

(a) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term;

(b) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or any Subsidiary;

(c) all partnership, joint venture, equityholders’ or other similar Contracts with any Person;

(d) all Contracts relating to Indebtedness of the Company or any Subsidiary;

(e) all material Contracts with independent contractors, distributors, dealers, franchisers, manufacturers’ representatives, sales agencies or franchisees;

(f) all guarantees of any Indebtedness or other obligations of the Company or any Subsidiary and all guarantees by the Company or a Subsidiary of any Indebtedness or other obligation of any third Person;

(g) all material Contracts relating to the licensing of Intellectual Property by the Company or any Subsidiary to a third party or the licensing by any Person to the Company or any Subsidiary of the Intellectual Property set forth on Section 2Q(i) of the Disclosure Letter, and all other Contracts affecting in any material respect the Company’s ability to use, transfer, or disclose such Intellectual Property; and

(h) all Contracts, including, without limitation, Contracts with customers or suppliers, that reasonably could be expected to involve the expenditure by the Company or its Subsidiaries of amounts in excess of $5,000,000, or to result in revenues to the Company and its Subsidiaries of $5,000,000, in each case during any twelve-month period.

(ii) Each Contract required to be disclosed in Section 2R(i) of the Disclosure Letter is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary, as appropriate; and except as disclosed in Section 2R(ii) of the Disclosure Letter, neither the Company nor any Subsidiary nor, to the knowledge of the Company and each Subsidiary, any other party thereto is, or has received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract). Section 2R(i) of the Disclosure Letter indicates for each Contract listed therein if such Contract is to be (a) terminated or rejected (whether pursuant to Section 365 of the Bankruptcy Code or otherwise) prior to or as of the Closing Date, (b) assumed (whether pursuant to Section 365 of the Bankruptcy Code or otherwise), and the scheduled estimated cure amount thereof or (c) either terminated, rejected or assumed and the scheduled estimated cure amount thereof.

(iii) Except as disclosed in Section 2R(iii) of the Disclosure Letter, neither the Company nor any Subsidiary is a party to or bound by any Contract that has resulted in, or could be reasonably expected to cause, individually or in the aggregate with any other such Contracts, a Material Adverse Change.

S. Licenses. Except as disclosed in Section 2S of the Disclosure Letter:

(i) the Company and its Subsidiaries own or validly hold all Licenses that are material to their respective business or operations;

(ii) each such License is valid, binding and in full force and effect;

(iii) neither the Company nor any Subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License; and

T. Insurance. Section 2T of the Disclosure Letter contains a true and complete list (including the names of the insurers, the annual premiums and payment terms thereof, the period of time covered thereby and a brief description of the interests insured thereby) of all material liability, property, workers’ compensation, directors’ and officers’ liability and other insurance policies currently in effect (including for all purposes of this Section 2T, all occurrence-based policies pursuant to which claims may be made) that insure the business, operations or employees of the Company and its Subsidiaries or any of the Assets and Properties of the Company or any Subsidiary and that have been issued to the Company or any Subsidiary. Except as set forth in Section 2T of the Disclosure Letter, the insurance coverage provided by any such policies will not terminate or lapse by reason of any of the transactions contemplated by this Agreement or the Operative Agreements. Each policy listed in Section 2T of the Disclosure Letter is in full force and effect, all premiums due thereunder have been paid when due and neither the Company nor any Subsidiary has received any notice of cancellation or termination in respect of any such policy or is in default thereunder, and neither the Company nor any Subsidiary knows of any reason or state of facts that could reasonably be expected to lead to the cancellation of such policies. The insurance policies listed in Section 2T of the Disclosure Letter (i) in light of the business, operations and Assets and Properties of the Company and its Subsidiaries, are in amounts and have coverages that are reasonable and customary for Persons engaged in such businesses and operations and having such Assets and Properties and (ii) are in amounts and have coverages as required by any Contract to which the Company or any Subsidiary is a party or by which any of its Assets and Properties is bound. Except as set forth in Section 2T of the Disclosure Letter, neither the Company nor any Subsidiary has received notice that any insurer under any policy referred to in this Section 2T is denying liability with respect to a pending or threatened claim thereunder or defending under a reservation of rights clause.

U. Affiliate Transactions. Except as disclosed in Section 2U(i) of the Disclosure Letter, to the knowledge of the Company, (i) there are no Liabilities between the Company or any Subsidiary on the one hand, and any equityholder or current or former officer, director, equityholder, Affiliate (other than the Company and its Subsidiaries) or Associate of the Company or any Subsidiary or any Associate of any such equityholder, officer, director, equityholder or Affiliate on the other, except in connection with such Person’s services as an officer or director of the Company or any of its partners or Subsidiaries or pursuant to any Employee Benefit Plan, (ii) neither the Company nor any Subsidiary provides or causes to be provided any assets, services or facilities to any such current or former equityholder, officer, director, Affiliate (other than the Company and its Subsidiaries) or Associate of the Company or any Subsidiaries, except in connection with the service by any officer or director of the Company or its partners or Subsidiaries in such capacity, or pursuant to any Employee Benefit Plan, (iii) no Person described in clause (i) (other than the Company or any Subsidiary) provides or causes to be provided any assets, services or facilities to the Company or any Subsidiary, except in connection with the service by any officer or director of the Company or its partners or Subsidiaries in such capacity and (iv) neither the Company nor any Subsidiary beneficially owns, directly or indirectly, any Investment Assets of any such current or former officer, director, equityholder, Affiliate or Associate.

V. Employees; Labor Relations.

(i) Section 2V(i) of the Disclosure Letter contains a list of the name of each officer of the Company and its Subsidiaries, together with such Person’s position or function. The Company has delivered to Purchaser a true and complete list that sets forth the annual base salary or wages and any incentive, severance or bonus arrangement with respect to such Person.

(ii) Except as disclosed in Section 2V(ii) of the Disclosure Letter, (i) to the knowledge of the Company or any Subsidiary, there are no material controversies between the Company or any Subsidiary, on the one hand, and any employee or consultant of the Company or any Subsidiary, on the other hand, (ii) no employee of the Company or any Subsidiary is presently a member of a collective bargaining unit and, to the knowledge of the Company or any Subsidiary, there are no threatened or contemplated attempts to organize for collective bargaining purposes any of the employees of the Company or any Subsidiary and (iii) to the knowledge of the Company and each Subsidiary, since July 1, 2000 no unfair labor practice complaint or sex or age discrimination claim has been brought against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental or Regulatory Authority. Since July 1, 2000, there has been no work stoppage, strike or other concerted action by employees of the Company or any Subsidiary. The Company and each Subsidiary is in compliance in all material respects with all applicable Laws relating to the employment of labor, including, without limitation, those relating to wages, hours and collective bargaining.

W. Environmental Matters. Except as set forth in Section 2W of the Disclosure Letter:

(i) Each of the Company and its Subsidiaries has complied in all material respects and is in compliance in all material respects with all Environmental and Safety Requirements.

(ii) Without limiting the generality of the foregoing, the Company and its Subsidiaries has obtained and complied in all material respects with, and is in material compliance with, all Licenses required pursuant to Environmental and Safety Requirements for the occupation of their facilities and the operation of the Business; a list of all such Licenses is set forth in Section 2W of the Disclosure Letter.

(iii) To the knowledge of the Company, none of the Company and its Subsidiaries have in the last three years received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them, any of their facilities or operations, or the Business and arising under Environmental and Safety Requirements.

(iv) To the knowledge of the Company, none of the Company or its Subsidiaries have in the last three years treated, stored, disposed of, arranged for or permitted the disposal of, manufactured, distributed, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) so as to give rise to response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, any investigative, corrective or remedial obligations, or any other Liabilities, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental and Safety Requirements.

(v) Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental and Safety Requirements.

(vi) The Company has made available to Purchasers, all environmental assessments, audits, reports and other material environmental documents relating to the Company, its Subsidiaries or their predecessors, or the Business, or any of their past or current properties, facilities or operations to the extent such documents are in its possession or under its reasonable control.

(vii) “Environmental and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as such of the foregoing are enacted or in effect, prior to or on the Closing Date.

(viii) The representations and warranties contained in this Section 2W are the sole representations and warranties made by the Company with respect to environmental matters.

X. Substantial Customers and Suppliers. Section 2X(i) of the Disclosure Letter lists the 10 largest customers of the Company and its Subsidiaries on the basis of revenues for goods sold or services provided for the fiscal year ended June 30, 2003. Section 2X(ii) of the Disclosure Letter lists the 10 largest suppliers of the Company and its Subsidiaries on the basis of cost of goods or services purchased for that fiscal year. Since December 31, 2002, no supplier listed in Section 2X(ii) of the Disclosure Letter has advised the Company that it intends to stop, or materially decrease the rate of, supplying materials, products or services to the Company or any Subsidiary, and no customer listed in Section 2X(i) of the Disclosure Letter has advised the Company or any Subsidiary that it intends stop, or materially decrease the rate of, buying materials, products or services from the Company or any Subsidiary. Except as disclosed in Section 2X(iii) of the Disclosure Letter, to the knowledge of the Company or any Subsidiary, no such customer or supplier is threatened with bankruptcy or insolvency.

Y. Accounts Receivable. Except as disclosed in Section 2Y of the Disclosure Letter, the accounts and notes receivable of the Company and its Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements for the period ended January 31, 2004, and all accounts and notes receivable arising subsequent to January 31, 2004, (i) arose from bona fide sales transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms, (ii) to the knowledge of the Company and each Subsidiary, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, (iii) to the knowledge of the Company and each Subsidiary, are not subject to any valid set-off or counterclaim, and (iv) are not the subject of any Actions or Proceedings brought by or on behalf of the Company or any Subsidiary. Section 2Y of the Disclosure Letter sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of receivables of the Company or any Subsidiary as of the date of this Agreement. All steps necessary to render all such security arrangements legal, valid, binding and enforceable, and to give and maintain for the Company or any Subsidiary a perfected security interest in the related collateral, have been taken.

Z. Inventory. Except as disclosed in Section 2Z of the Disclosure Letter, all inventory of the Company and its Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements for the period ended January 31, 2004 (net of any applicable reserve reflected on such balance sheet) consisted, and all such inventory acquired since January 31, 2004 consists, of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to reasonable reserves. Except as disclosed in Section 2Z of the Disclosure Letter, all items included in the inventory of the Company or any Subsidiary are the property of the Company or such Subsidiary, as the case may be, free and clear of any Lien other than Permitted Liens, are not held by the Company or any Subsidiary on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or Regulatory Authorities.

AA. Brokers. Except as disclosed in Section 2AA of the Disclosure Letter, neither the Company nor any Subsidiary has any Liability to pay any fees, commissions or other similar compensation to any broker, finder, investment banker, financial advisor or other similar Person in connection with the Transactions.

BB. Restrictions on Conduct of Business. Except as prohibited or otherwise restricted by this Agreement and except as set forth in Section 2BB of the Disclosure Letter, neither the Company nor any Subsidiary is prohibited or otherwise restricted from conducting its business as presently conducted by any Contract, Governmental or Regulatory Authority or any Law.

CC. Bank and Brokerage Accounts. The Company has made available to Purchaser (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any Subsidiary has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship; and (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or any Subsidiary having signatory power with respect thereto.

DD. Warranty Obligations. Section 2DD of the Disclosure Letter sets forth (a) copies of all warranties, guarantees and written warranty policies of the Company and its Subsidiaries, which are currently in effect or which currently exist and may hereinafter become effective (the “Warranty Obligations”), and (b) the aggregate dollar amount of all pending and, to the extent known, threatened claims with respect to Warranty Obligations. The November 30, 2003 unaudited consolidated balance sheet of the Company and its Subsidiaries included in the Unaudited Financial Statements reflects adequate reserves for Warranty Obligations.

EE. Certain Business Practices. None of the Company, any Subsidiary thereof or, to the knowledge of the Company or any Subsidiary thereof, any equityholder, officer, employee, member or director thereof, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity which is in any manner related to the Business or operations of the Company or any Subsidiary thereof, that was illegal at such time under any applicable Law; (b) directly or indirectly paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other Person acting on behalf of or under the auspices of a governmental official or Governmental or Regulatory Authority, in the United States or any other country, which is in any manner related to the Business or operations of the Company or any Subsidiary thereof, that was illegal at such time under any applicable Law; or (c) made any payment to any customer or supplier of the Company or any Subsidiary thereof or any officer, director, equityholder, member, partner, employee or agent of any such customer or supplier for the unlawful sharing of fees or to any such customer or supplier or any such officer, director, equityholder, member, partner, employee or agent for the unlawful rebating of charges, or engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, equityholder, member, partner, employee or agent, in respect of the Business.

FF. Disclosure. No representation or warranty contained in this Agreement, and no statement contained in the Disclosure Letter or in any certificate furnished to any Purchaser to specifically comply with any provision of this Agreement requiring such delivery (including, without limitation, the Audited Financial Statements and the Unaudited Financial Statements) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

GG. Warranty Limitation. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT HERETO, THE COMPANY DOES NOT MAKE ANY REPRESENTATION OR WARRANTY AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.

Section 3. Representations and Warranties of the Purchasers.

Representations and Warranties of each Purchaser. Each Purchaser hereby severally, but not jointly and severally, represents and warrants to, and agrees with, the Company as follows:

A. Organization and Qualification of the Purchasers. Each Purchaser is an entity duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization.

B. Authority of the Purchasers Relative to this Agreement and the Operative Agreements. Each Purchaser has full power and authority under its governing organizational documents to enter into this Agreement and the Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Operative Agreements to which each Purchaser is a party and the consummation by such Purchaser of the Transactions have been duly and validly authorized by such Purchaser and no other organizational proceedings on the part of such Purchaser are necessary to authorize the execution, delivery and performance by such Purchaser of this Agreement and the Operative Agreements to which it is a party and the consummation by such Purchaser of the Transactions. Subject to the entry of the applicable court orders by the Bankruptcy Court, this Agreement and the Operative Agreements constitute legal, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally, and by general principles of equity.

C. No Conflicts by the Purchasers. The execution and delivery by each Purchaser of this Agreement, and the execution and delivery by such Purchaser of the Operative Agreements to which it is a party, the performance by such Purchaser of its obligations under this Agreement and such Operative Agreements, and the consummation of the Transactions by such Purchaser do not and, as of the Closing, will not:

(i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the governing organizational documents of such Purchaser;

(ii) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to such Purchaser, the effect of which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions; or

(iii)(a) conflict with or result in a violation or breach of, (b) constitute (with or without notice or lapse of time or both) a default under, (c) require such Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to, any Person as a result or under the terms of (other than any consent, approval, action, filing or notice which was already obtained, given or made) any Contract or License to which such Purchaser is a party, the effect of which, could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions.

D. Governmental Approvals and Filings by the Purchasers. No material consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of each Purchaser is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the Transactions (other than any consent, approval, action, filing or notice which was already obtained, given or made).

E. Legal Proceedings of the Purchasers. There are no Actions or Proceedings pending or, to the knowledge of each Purchaser, threatened against, relating to or affecting such Purchaser which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions.

F. Brokers Fees of the Purchasers. Each Purchaser has no Liability to pay any fees, commissions or other similar compensation to any broker, finder, investment banker, financial advisor or other similar Person in connection with any of the Transactions.

G. Acknowledgements by the Purchasers. Each Purchaser, in its capacity as a Purchaser and not in its capacity as an unsecured creditor, hereby confirms, that the shares of Holdings Common Stock and Convertible Notes purchased hereunder will be acquired for investment, for such Purchaser’s own account or transferred to a third party in compliance with the Securities Act and not with a view to the sale or distribution of any part thereof in violation of the Securities Act. Such Purchaser acknowledges that it can bear the economic risk of its investment in the Holdings Common Stock and Convertible Notes and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Holdings Common Stock and Convertible Notes and has had access to information sufficient to make an informed investment decision with respect to its purchase of the Holdings Common Stock and Convertible Notes. Each Purchaser is an “accredited investor” as such term is defined in Regulation D. Each Purchaser understands and acknowledges that, except for the obligations of Holdings pursuant to Section 7F hereof, the offering pursuant to this Agreement of the shares of Holdings Common Stock, the shares of Holdings Common Stock issuable to the Purchasers upon the conversion of the Convertible Notes and the Convertible Notes are exempt from registration under the Securities Act and that such securities are being issued pursuant to a valid private placement, in reliance on such Purchaser’s representations set forth in this Agreement. Each Purchaser further understands that no public market currently exists for any of the securities issued by the Company or by Holdings.

Representations and Warranties Regarding Holdings. The Company hereby represents and warrants to, and agrees with, each Purchaser, as of the Closing Date, as follows:

H. Organization and Qualification. Holdings is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

I. Authority Relative to this Agreement and the Operative Agreements. Subject to the entry of the applicable court orders by the Bankruptcy Court, Holdings has full corporate power and authority to enter into this Agreement and the Operative Agreements to which it is a party, to adopt the Holdings Charter, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Operative Agreements to which Holdings is a party, the adoption of the Holdings Charter and the consummation by Holdings of the Transactions have been duly and validly approved by the applicable board of directors and, to the extent required, the shareholders of Holdings, and no other action on the part of Holdings is necessary to authorize the execution, delivery and performance by Holdings of this Agreement and the Operative Agreements to which it is a party and the consummation by Holdings of the Transactions. Subject to the entry of the applicable court orders by the Bankruptcy Court, this Agreement and the Operative Agreements constitute legal, valid and binding obligations of Holdings enforceable against Holdings in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

J. No Conflicts. The execution and delivery by Holdings of this Agreement, and the execution and delivery by Holdings of the Operative Agreements to which it is a party and the adoption of the Holdings Charter, the performance by Holdings of its obligations under this Agreement and such Operative Agreements and the Holdings Charter, and the consummation of the Transactions by Holdings did not, do not and as of the Closing will not:

(i) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Holdings Charter or Holdings By-Laws;

(ii) subject to the entry of the applicable court orders by the Bankruptcy Court, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Holdings, the effect of which, could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions; or

(iii)(a) conflict with or result in a violation or breach of, (b) constitute (with or without notice or lapse of time or both) a default under, or (c) require Holdings to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of (other than any consent, approval, action, filing or notice which was already obtained, given or made) any Contract or License to which Holdings is a party, the effect of which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions.

K. Governmental Approvals and Filings. Except for filings with and the entry of the applicable court orders by the Bankruptcy Court, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Holdings is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party, the adoption of the Holdings Charter or the consummation of the Transactions (other than any consent, approval, action, filing or notice which was already obtained, given or made and other than under the HSR Act or pursuant to the Delaware General Corporation Law or filings with the Commission pursuant to Section 7E hereof).

L. Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Holdings, threatened against, relating to or affecting Holdings which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions.

M. Brokers Fees. Holdings has no Liability to pay any fees, commissions or other similar compensation to any broker, finder, investment banker, financial advisor or other similar Person in connection with any of the Transactions.

N. Investment Company Status. Holdings is not, and will not become as a result of the Transactions contemplated by this Agreement, registered or regulated as an investment company pursuant to the U.S. Investment Company Act of 1940, as amended.

O. Capital Stock of Holdings. As of the Closing and immediately thereafter:

(i)(a) the authorized capital stock of Holdings will consist of 20,000,000 shares of Common Stock, par value $0.01 per share, and all of the outstanding shares of capital stock of Holdings will be validly issued, fully paid and nonassessable; (b) a sufficient number of shares of Holdings Common Stock will be reserved for issuance upon the exercise of Options issuable pursuant to a new Benefit Plan (the “New Option Plan”), which New Option Plan (i) will be negotiated in good faith by the Company and its unsecured creditors prior to the Effective Date as defined in the Reorganization Plan and (ii) will be recommended for adoption by the Board of Directors of Holdings, and (c) all of the membership interests of New LP will be validly issued and held of record and beneficially by Holdings;

(ii) Except as expressly contemplated by this Agreement, the Reorganization Plan, and/or the Holdings Charter, (a) there are no outstanding Options to acquire shares of stock of Holdings, of any class or series, (b) there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of Holdings by which Holdings is bound, (c) there are no contractual or statutory preemptive rights, or agreements, arrangements or understandings to issue any preemptive rights with respect to any shares of capital stock of Holdings except as required herein, and (d) Holdings will not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any Options to acquire its capital stock; and

(iii) all of the outstanding shares of Holdings Common Stock will be owned of record by the Purchasers and other unsecured creditors of the Company.

P. FIRPTA Compliance. Holdings has not been and is not a United States real property holding corporation within the meaning of §897(c)(2) of the Code during the applicable period specified in §897(c)(1)(A)(ii).

Q. Private Placement. Assuming the correctness of the representations and warranties of the Purchasers set forth herein, the offer and sale of the Holdings Common Stock and the Convertible Notes hereunder is exempt from registration under the Securities Act.

Section 4. Pre-Closing Covenants.

A. Regulatory and Other Approvals.

(i) Prior to the Closing, each of Holdings, the Company and their Subsidiaries will proceed diligently and in good faith and use their commercially reasonable efforts, as promptly as practicable, to (a) obtain all consents, approvals or actions of, to make all filings with and to give all notices to, Governmental or Regulatory Authorities or any other Person required of the Company or any Subsidiary as a result of the Transactions, including, without limitation, those described in Section 2F of the Disclosure Letter (provided that none of the Purchasers, Holdings, or the Company shall have any obligation to make any filing under the HSR Act prior to the date on which the Company is obligated under the Reorganization Plan to submit Plan Documents (as defined in the Reorganization Plan) to the Bankruptcy Court), (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in order Holdings, the Company and their Subsidiaries to obtain any such necessary consent, approval or action, and (c) cooperate with the Purchasers as promptly as practicable in obtaining all consents, approvals or actions of, making all filings with and giving all notices to, Governmental or Regulatory Authorities or other Persons described in Section 3D. The Company will provide prompt notification to Purchasers when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchasers of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any such consent, approval, action, filing or notice of the Transactions. Nothing in this Agreement shall preclude Holdings, the Company and their Subsidiaries from terminating this Agreement pursuant to Section 9A or taking any other actions expressly permitted hereunder; provided that the fee payable pursuant to Section 9B is paid to the Purchasers if and to the extent contemplated by Section 9B.

(ii) Prior to the Closing, each of the Purchasers will proceed diligently and in good faith and use their commercially reasonable efforts, as promptly as practicable, to (a) obtain all consents, approvals or actions of, to make all filings with and to give all notices to, Governmental or Regulatory Authorities or any other Person required of such Purchaser to consummate the Transactions, including, without limitation, those described in Section 3D, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as any such Governmental or Regulatory Authorities or other Persons may reasonably request in order for such Purchaser to obtain any such necessary consent, approval or action, and (c) cooperate with Holdings, the Company and their Subsidiaries as promptly as practicable in obtaining all consents, approvals or actions of, making all filings with and giving all notices to, Governmental or Regulatory Authorities or other Persons set forth in Section

2F of the Disclosure Letter. Nothing in this Section 4A shall preclude the Purchasers from terminating this Agreement pursuant to Section 9A or taking any other actions expressly permitted hereunder.

B. Investigation by the Purchasers. From the date hereof through the Closing Date, Holdings, and the Company will, and Holdings, and the Company shall cause their Subsidiaries to, (a) provide the Purchasers and each of their respective officers, employees, agents, counsel, accountants, financial advisors, consultants, sources of financing and other representatives (collectively, “Agents”) with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of Holdings, the Company and their Subsidiaries and their respective Assets and Properties and Books and Records, and (b) furnish the Purchasers and their Affiliates and other Agents with all such information and data (including without limitation copies of Contracts, Benefit Plans and other Books and Records) concerning the Business and operations of Holdings, the Company and their Subsidiaries as the Purchasers, or any of such other Agents reasonably may request in connection with such investigation. Nothing contained in this Section 4B shall affect the survival of the representations, warranties, covenants, agreements and indemnities of Holdings, and the Company hereunder or the conditions to the obligations of the Purchasers to close as set forth in Section 6 hereof. All information disclosed under this Section 4B shall be subject to the Confidentiality Agreement.

C. Conduct of Business. From the date hereof through the Closing Date, Holdings, and the Company will, and Holdings, and the Company shall cause their Subsidiaries to, conduct business only in the ordinary course consistent with past practice and consistent with the terms of this Agreement. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or the Reorganization Plan, Holdings, and the Company will, and shall cause each of their Subsidiaries to:

(i) use its commercially reasonable efforts to (a) preserve intact the present business organization and reputation of the Company and its Subsidiaries, (b) maintain any existing contacts and relationships (subject to dismissals and retirements in the ordinary course of business consistent with past practice) the services of the present officers, employees and consultants of the Company and its Subsidiaries, (c) maintain the Assets and Properties of the Company and its Subsidiaries in good working order and condition, ordinary wear and tear excepted, (d) maintain all existing relationships with customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relationships, (e) continue all current sales, marketing and promotional activities relating to the Business and operations of the Company and its Subsidiaries and (f) except for Contracts the Company determines to reject in accordance with this Agreement, use commercially reasonable efforts to maintain all material Contracts, Licenses and Company Intellectual Property in full force and effect during this period and (g) promptly notify Purchaser in writing of any Material Adverse Change;

(ii) except to the extent required by applicable Law, cause the Books and Records to be maintained in the usual, regular and ordinary manner;

(iii) use its commercially reasonable efforts to maintain in full force and effect substantially the same levels of coverage as the insurance afforded under the policies listed in Section 2T of the Disclosure Letter;

(iv) comply in all material respects with all Laws and Orders applicable to the business and operations of the Company and its Subsidiaries, and promptly following receipt thereof give notice to Purchaser (and, if permitted by Law, copies) of any notice received from any Governmental or Regulatory Authority or other Person alleging any violation of any such Law or Order;

(v) administer each Benefit Plan, or cause the same to be so administered, in all material respects in accordance with the applicable provisions of the Code, ERISA and all other applicable Laws; and

(vi) promptly notify Purchaser in writing of each receipt by the Company or any Subsidiary (and furnish Purchaser with copies) of any notice of investigation or administrative proceeding by the IRS, the United States Department of Labor, PBGC or other Person involving any Benefit Plan.

D. Certain Restrictions. From the date hereof through the Closing Date, each of Holdings, and the Company will, and Holdings, and the Company shall cause their Subsidiaries to (except as expressly contemplated by this Agreement or the Reorganization Plan):

(i) refrain from amending the Certificate of Incorporation or By-Laws (or similar governing document) or taking any action with respect to any such amendment or any reorganization, liquidation or dissolution of Holdings, the Company or any of their Subsidiaries;

(ii) refrain from violating, breaching or defaulting under, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under, any Contract or Real Property Lease listed in Section 2R(i) or Section 2O(ii) of the Disclosure Letter or which would have been required to be listed in such Sections of the Disclosure Letter if such Contract or Real Property Lease would have existed on the date hereof to which the Company or any Subsidiary is a party or by which any of its respective Assets and Properties are bound, including the termination or rejection (whether pursuant to Section 365 of the Bankruptcy Code or otherwise) of any Contract, except as expressly contemplated by Section 2R(i) of the Disclosure Letter;

(iii)(a) use commercially reasonable efforts to refrain from taking or agreeing or committing to take, or omitting or agreeing or committing to omit any action that would make any representation or warranty of Holdings, or the Company hereunder (including Section 2I of this Agreement) inaccurate in any material respect; or (b) refrain from taking any action that would cause any covenant or agreement required by this Agreement to be performed or complied with on or before the Closing Date to be not performed or complied with in any material respect on or before such date; and

(iv) refrain from entering into any agreement or otherwise making any commitment to do or engage in any of the foregoing.

E. Affiliate Transactions. Except as expressly contemplated by this Agreement or the Reorganization Plan, from the date hereof through the Closing Date, each of Holdings, and the Company will, and Holdings, and the Company shall cause their respective Subsidiaries to, refrain from entering into any material Contract or amending or modifying any existing Contract with any officer, director or Affiliate of the Company (other than Contracts between the Company and any Wholly-Owned Subsidiary thereof or between two or more Wholly-Owned Subsidiaries of the Company) or any Affiliate of any such officer or director, in each case except with the consent of the Purchasers.

F. Notice and Cure. Holdings, and the Company will, and Holdings, and the Company shall cause their respective Subsidiaries to, notify Purchasers promptly in writing after they become aware of, and contemporaneously provide Purchasers with true and complete copies of any and all information or documents in their possession or under their control relating to, any event, transaction or circumstance occurring after the date of this Agreement that causes or would be reasonably expected to cause any covenant or agreement of any of Holdings, and/or the Company under this Agreement to be breached or that renders or would be reasonably expected to render untrue any representation or warranty of any of Holdings, and/or the Company contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. Holdings, and the Company will also, and Holdings, and the Company shall cause their Subsidiaries to also, use their respective commercially reasonable efforts to cure before the Closing Date, any material breach of any representation, warranty, covenant or agreement made by Holdings, and/or the Company in this Agreement. No disclosure by any Party pursuant to this Section 4F, however, shall be deemed to amend or supplement the Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant for purposes of Sections 5 of this Agreement.

G. Fulfillment of Conditions. Each of Holdings, and the Company will, and Holdings, and the Company shall cause their Subsidiaries to use their commercially reasonable efforts to satisfy each condition to the obligations of the Purchasers contained in this Agreement and will use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to result in the nonfulfillment of any such condition. Each Purchaser will use its commercially reasonable efforts to satisfy each condition to the obligations of Holdings, and the Company contained in this Agreement and will use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to result in the nonfulfillment of any such condition or a breach by Holdings, and the Company of any of their respective covenants hereunder.

H. Indemnity and Release. The Company and the Purchasers shall use their best efforts to cause the confirmed Reorganization Plan to include an irrevocable and unconditional release by the Company and its Affiliates (who are debtors in the Reorganization Case) of all claims held by any of them, whether directly, indirectly or derivatively, against any Person who has served as an officer or director of the Company or any of its Affiliates at any time from and after April 1, 2003 in such capacity (collectively, the “Indemnified Persons”), to the extent such claims relate to facts, circumstances, events or conditions occurring or otherwise existing on or prior to the Effective Date as defined in the Reorganization Plan. The Purchasers shall cause the assumption by the Company of each indemnification obligation of the Company and its Affiliates specifically referenced in Section 4H of the Disclosure Letter to the Indemnified Persons in an aggregate amount up to $5,000,000.

I. Bankruptcy Actions. The Company will provide Purchasers with a reasonable opportunity to review and comment upon all motions, pleadings, applications and supporting papers prepared by the Company and its Affiliates relating (directly or indirectly) in Purchaser’s good faith determination to the Transactions (including forms of orders and notices to interested parties) prior to the filing thereof in the Bankruptcy Case. The Company will timely file with the Bankruptcy Court the Reorganization Plan, substantially in the form attached hereto as Exhibit C.

J. Option Plans. Any newly adopted option plans will be in form and substance acceptable to the Board of Directors of Holdings following the Closing Date, and Holdings shall implement the New Option Plan referenced in Section 3O(i)(b) hereof. Holdings has adopted no new option plans subsequent to September 30, 2003.

K. Employment Agreements. Any newly adopted employment agreements, employee benefits, perquisites and any other employment related arrangements will be in form and substance acceptable to the Board of Directors of Holdings following the Closing Date. Except as set forth in Section 2N of the Disclosure Letter, Holdings has adopted no new material employment agreements, employee benefits or perquisites subsequent to September 30, 2003.

L. D&O Insurance. On or prior to the Closing Date, the Company shall (i) assume (pursuant to Section 365 of the Bankruptcy Code or otherwise) the directors and officers liability insurance policies listed in Section 4L of the Disclosure Letter (including, without limitation, any excess side policies and its fiduciary liability insurance policies) (collectively, the “D&O Policies”), (ii) purchase extended discovery coverage for the maximum period available under each of the D&O Policies, (iii) purchase run-off coverage in respect of each of the D&O Policies for six years from the Closing Date on terms no less favorable than such existing policies, which run-off coverage will be in full force and effect as of the Closing, and (iv) purchase one or more additional director and officer liability insurance policies providing coverage after the Closing on terms and conditions (including scope, amount of coverage and insurance provider(s)) satisfactory to the Purchasers, but only to the extent such claims are not covered by the run-off coverage referenced in clause (iii) above, which policies are in full force and effect as of the Closing. Policies provided under this paragraph shall provide for payment in full (or up to policy limits) of claims (and related defense costs) against directors and officers individually prior to any payment of claims (and related defense costs) against the Company itself.

Section 5. Conditions Precedent to the Obligations of each Purchaser. The obligations of each Purchaser under this Agreement are subject to the fulfillment as of the Closing of each of the following conditions (all or any of which may be waived in writing with respect to all of the Purchasers by Purchaser in its sole discretion):

A. Representations and Warranties. Each of the representations and warranties made by the Holdings, and/or the Company in this Agreement shall be true and correct in all material respects (if not qualified by materiality or by Material Adverse Change) or in all respects (if qualified by materiality or by Material Adverse Change) at and as of the Closing as though such representation or warranty was made at and as of the Closing, in each case without giving effect to any disclosures made by Holdings, or the Company after the parties execute this Agreement.

B. Performance. Each of Holdings, and the Company shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Holdings, and/or the Company on or before the Closing Date.

C. Order and Laws. (a) There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions, and (b) there shall not be pending or threatened on the Closing Date any Action or Proceeding or any other action wherein an unfavorable Order would (i) prohibit the consummation of any of the Transactions or (ii) materially impair the ability of the Company to conduct its business as and to the extent now conducted or proposed to be conducted.

D. Consents and Approvals.

(i) All material consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority (including, without limitation, all of those set forth in Section 2F of the Disclosure Letter) necessary to permit Holdings, the Company or any Purchaser to perform their respective obligations under this Agreement and the Operative Agreements and to consummate the Transactions (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Purchasers, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect as of the Closing, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the Transactions shall have occurred;

(ii) The consents, approvals, waivers, other actions, filings and notices set forth in Section 2E of the Disclosure Letter (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Purchasers, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect as of the Closing; and

(iii) The confirmation order (the “Confirmation Order”) relating to the Reorganization Plan, in a form providing for the effectuation of all the Transactions in accordance with the terms and provisions hereof, shall have been entered by the Bankruptcy Court in form and substance satisfactory to Purchasers, at least ten days shall have passed since the entry of such Order, such Order shall not be subject to any stay, appeal or motion for rehearing, reargument, reconsideration or revocation, and all conditions to the effectiveness of the Reorganization Plan (or the occurrence of the Effective Date as defined in the Reorganization Plan) shall have been satisfied or duly waived in accordance with the Reorganization Plan.

E. HSR Act Waiting Period. Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or terminated and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of any of the Transactions, other than an action which shall have been withdrawn or terminated.

F. Good Standing Certificates. Holdings and the Company shall have delivered to Purchasers (a) a copy of the Holdings Charter, the operating agreements of each of GP LLC and LP LLC, and the Certificate of Limited Partnership of the Company, in each case certified by the Secretary of State of their respective jurisdiction of incorporation or formation, (b) a copy of each Subsidiary’s Certificate of Incorporation or equivalent governing document certified by the Secretary of State or other appropriate government official of such Subsidiary’s jurisdiction of incorporation or organization, as applicable, (c) certificates from the Secretary of State or other appropriate government official to the effect that Holdings, the Company and each Subsidiary is in good standing or subsisting in its jurisdiction of incorporation or organization, as applicable, listing all charter documents of Holdings, the Company and/or such Subsidiary, as applicable, on file and attesting to its payment of all franchise or similar Taxes, and (d) certificates from the Secretary of State or other appropriate government official in each other jurisdiction in which Holdings, the Company or any Subsidiaries are qualified or admitted to do business (other than those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to result in a Material Adverse Change) to the effect that Holdings, the Company and/or such Subsidiary, as applicable, is duly qualified or admitted and in good standing in such jurisdiction.

G. FIRPTA Compliance. On the Closing Date, Holdings and the Company shall each deliver to the Purchasers a non-foreign affidavit, dated as of the Closing Date, in the form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code so that Purchasers will be exempt from withholding any portion of the purchase price.

H. Certificate of Joinder. Holdings shall have delivered to the Purchasers a certificate whereunder Holdings covenants that it will abide by the post-closing covenants set forth in Section 7 hereof and with any other obligations under this Agreement applicable to Holdings.

I. Certificate of Secretary. Each of Holdings and the Company shall have delivered to the Purchasers a certificate dated as of the Closing Date and executed by each of the Secretary of Holdings, and the Company certifying to the incumbency of all officers executing this Agreement and/or any document contemplated hereby on behalf of Holdings, and the Company, respectively, and to the accuracy and completeness of attached copies of (a) the Holdings Charter, (b) the Holdings By-Laws, (c) the New LP operating agreement, (d) the Certificate of Formation of the Company, (e) the Partnership Agreement of the Company, and (f) the resolutions of the board of directors of Holdings, authorizing and approving the execution and delivery of this Agreement and the Operative Agreements by Holdings, and the Company, respectively, and the consummation of the Transactions.

J. Operative Agreements Satisfactory; Deliveries Complete. Each of the Operative Agreements, the Holdings Charter, the Holdings By-Laws, the New LP operating agreement and the partnership agreement of the Company shall be in form and substance reasonably satisfactory to the Purchasers and their special counsel. All securities, certificates, instruments and documents required by this Agreement or the Operative Agreements to have been delivered by Holdings and the Company to any other party to this Agreement at or prior to Closing (including, without limitation, all deliveries required to be made by them at the Closing in accordance with Section 1G above), all other documents relating to the transactions contemplated by this Agreement as Purchasers or their special counsel may reasonably request, and all actions required to have been taken by Holdings, and the Company under this Agreement or any of the Operative Agreements, shall in each case have been delivered by them at or prior to the Closing.

K. Credit Facility. The Company shall have obtained, on terms and conditions and in amounts reasonably satisfactory to Purchasers, financing to fund the working capital requirements of the Company and its Subsidiaries after the Closing (the “Credit Facility”), and the Credit Facility shall be in full force and effect as of the Closing and shall not have been amended or modified.

L. Material Adverse Change. Since the date of this Agreement, there shall not have occurred any event or circumstance that has caused or would be reasonably expected to cause a Material Adverse Change.

M. Officers’ Certificates. Each of Holdings and the Company shall have delivered to the Purchasers a certificate dated as of the Closing Date and executed by the President of each of Holdings, and the Company to the effect that the conditions expressed in this Section 5 have been fulfilled.

N. Expenses. The Company shall have reimbursed Purchasers for all reasonable fees and expenses incurred by or on behalf of Purchasers in connection with the consummation of the Transactions in accordance with Section 11C hereof.

O. Securities Law Compliance. Holdings and the Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the Transactions in compliance with such laws.

P. Opinions of the Company’s Counsel.

(i) Purchasers shall have received from Bracewell Patterson, L.L.P., counsel for Holdings, and the Company, an opinion dated as of the Closing Date in form and substance as set forth in Section 5P of the Disclosure Letter.

(ii) Purchasers shall have received from Bracewell Patterson, L.L.P. a tax opinion dated as of the Closing Date, addressed to the Company and to the Purchasers, based on certificates of officers and reasonable factual assumptions and otherwise reasonably satisfactory to the Purchasers, stating that it is more likely than not that any “excess loss accounts,” as defined in Treas. Reg. section 1.1502-19 existing between GP Corp and the Company or LP Corp and the Company should be eliminated pursuant to the Reorganization Plan.

Q. Intentionally Omitted.

R. Holdings Charter. The Holdings Charter shall have been filed with the Secretary of State of Delaware and shall be in full force and effect (without any amendments thereto).

Section 6. Conditions Precedent to the Obligations of Holdings and the Company. The obligations of Holdings and the Company under this Agreement are subject to the fulfillment as of the Closing of each of the following conditions (all or any of which may be waived in writing with respect to Holdings, and the Company by the Company in its sole discretion):

A. Representations and Warranties. Each of the representations and warranties made by the Purchasers in this Agreement shall be true and correct in all material respects at and as of the Closing as though such representation or warranty was made at and as of the Closing.

B. Performance. Each Purchaser shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by such Purchaser on or before the Closing Date.

C. Order and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions.

D. Regulatory Consents and Approvals. All material consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit Holdings, the Company and each Purchaser to perform their respective obligations under this Agreement and the Operative Agreements and to consummate the Transactions (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the Transactions shall have occurred.

E. Confirmation Order. The Confirmation Order, in a form providing for the effectuation of all the Transactions in accordance with the terms and provisions hereof, shall have been entered by the Bankruptcy Court in a form reasonably satisfactory to the Company, at least ten days shall have passed since the entry of such Order, such Order shall not be subject to any stay, appeal or motion for rehearing, reargument, reconsideration or revocation, and all conditions to the effectiveness of the Reorganization Plan (or the occurrence of the Effective Date as defined in the Reorganization Plan) shall have been satisfied or duly waived in accordance with the Reorganization Plan.

F. HSR Act Waiting Period. Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or terminated and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of any of the Transactions, other than an action which shall have been withdrawn or terminated.

G. Operative Agreements. Each Purchaser shall have executed and delivered each of the Operative Agreements to which it is a party.

H. Operative Agreements Satisfactory; Deliveries Complete. Each of the Operative Agreements, the Holdings Charter, the Holdings By-Laws, the New LP operating agreement and the partnership agreement of the Company shall be in form and substance reasonably satisfactory to the Company and its special counsel. All documents and funds required by this Agreement or the Operative Agreements to have been delivered by any of the Purchasers to any other party to this Agreement (including, without limitation, all deliveries required to be made at the Closing in accordance with Section 1G above) shall have been delivered or taken by them at or prior to the Closing.

I. Officers’ Certificate. Each Purchaser shall have delivered to Holdings, and the Company a certificate dated as of the Closing Date and executed by a duly authorized officer of such Purchaser to the effect that the conditions expressed in this Section 6 to have been fulfilled by such Purchaser.

Section 7. Certain Covenants Applicable After the Closing.

A. Further Assurances. At any time or from time to time after the Closing Date, the Purchasers, Holdings, and the Company shall execute and deliver such other documents and instruments and take such other actions as Holdings or any Purchaser may reasonably request to more effectively accomplish the Transactions. The Company covenants and agrees to cause Holdings, on or before the Closing Date, to agree to be bound by the covenants set forth in this Section 7, effective as of the Closing.

B. Amendment of Other Agreements. Neither Holdings, nor the Company shall, nor shall they permit any Subsidiary to, amend, modify or waive any provision of any Operative Agreement without the prior written consent of the holders of at least a majority of the Holdings Common Stock; and Holdings, and the Company and each Subsidiary shall enforce the provisions of each Operative Agreement and shall exercise all of its rights and remedies thereunder, unless it is otherwise directed by the holders of at least a majority of Holdings Common Stock.

C. Public Disclosures. Neither Holdings nor the Company shall, nor shall they permit any Subsidiary to, disclose any Purchaser’s name or identity as a direct or indirect investor in Holdings, the Company or any Subsidiary in any press release or other public announcement or in any document or material filed with any governmental entity, without the prior written consent of such Purchaser, unless such disclosure is required by applicable law or governmental regulations or by order of a court of competent jurisdiction, in which case, prior to making such disclosure, Holdings, and the Company or such Subsidiary, as applicable, shall give written notice to such Purchaser describing in reasonable detail the proposed content of such disclosure and shall permit the Purchaser to review and comment upon the form and substance of such disclosure, provided that information so filed shall not thereafter be subject to the restrictions of this Section 7C.

D. Designated Directors. Subject to compliance with applicable Law and the rules and regulations of any stock exchange on which securities of Holdings may be listed, Holdings agrees that it will promptly take all necessary and desirable actions within its control (including, without limitation, calling special board and stockholders meetings) to, until the first anniversary of the Closing Date, (i) maintain a five-member Board of Directors of Holdings and (ii) cause and maintain the election to the Board of Directors of Holdings of (a) two directors as shall be designated from time to time by the Purchasers (the “Purchaser-Designated Directors”), (b) two directors as shall be designated by the holders of a majority of the shares of Holdings Common Stock held by parties other than the Purchasers in their capacity as Purchasers (but including the Purchasers’ holdings in their capacity as unsecured creditors of the Company (the “Creditor-Designated Directors”) and (c) one director as shall be designated by the management of the Company (the “Management-Designated Director” and, together with the Purchaser-Designated Directors and the Creditor-Designated Directors, the “Designated Directors”). If any vacancy shall occur in the Board of Directors as a result of the death, disability, resignation or other termination, of any Designated Director, the parties who selected such Designated Director shall be entitled to name his or her replacement.

E. Resale Registration. Holdings and the Company:

(i) shall cause to be filed with the Securities and Exchange Commission (the “Commission”), on or before the date that is 150 days after the Closing Date (the “Filing Deadline”); one or more resale registration statements (each a “Registration Statement”) on Form S-1 under the Securities Act relating to the offer and sale of the Registrable Securities held by each of the Purchasers in accordance with the methods of distribution set forth in the Registration Statement and Rule 415 under the Securities Act (the “Resale Registration”); and

(ii) shall use its reasonable best efforts to have such Resale Registration declared effective by the Commission as soon as practicable thereafter, but in no event later than the date that is 240 days after the Closing Date (the “Effectiveness Deadline”); and shall use its reasonable best efforts to keep the Registration Statement continuously effective, supplemented and amended in order to permit the prospectus included therein to be lawfully delivered by the Purchasers until all of the Registrable Securities held by the Purchasers have been sold or, if earlier, the date on which all Registrable Securities acquired by the Purchasers pursuant to this Agreement become eligible to be sold to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then enforced) during a single 90-day period (in any such case, such period being called the “Resale Registration Period”). Holdings and the Company shall be deemed not to have used its reasonable best efforts to keep the Registration Statement effective during the Resale Registration Period if it voluntarily takes any action that would result in any Purchaser not being able to offer and sell its Registrable Securities during the Resale Registration Period, unless such action is required by applicable law. (As used herein, except as otherwise provided or unless the context otherwise requires, the term “prospectus” refers to the prospectus included in the Registration Statement at the time such Registration Statement is declared effective, as amended or supplemented by any prospectus supplement and by all other amendments thereto, including post-effective amendments, and all material incorporated by reference into such prospectus.)

(iii) shall notify each Purchaser upon discovery of the occurrence of any event as a result of which, a prospectus contains an untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading in light of the circumstance under which they were made and will prepare, file and furnish to such Purchaser a supplement or amendment to such prospectus so that, as thereafter delivered, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstance under which they were made. Upon receipt of such notice, each Purchaser agrees that it will immediately discontinue offers and sales of Registrable Securities under the Registration Statement until the Purchaser receives copies of a supplemented or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective. If so directed by Holdings or the Company, each Purchaser will deliver to Holdings or the Company all copies of the prospectus current at the time of receipt of any such notice.

F. Registration Expenses. All of Holding’s expenses incident to the Resale Registration of the Registrable Securities, including, without limitation, all registration and filing frees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for Holdings and the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by Holdings and the Company shall be borne by Holdings and the Company.

G. Registration Defaults; Payment of Additional Amounts

(i) The Company will pay to each of the Purchasers and any of their direct or indirect transferees of Convertible Notes who cannot sell such securities without registration (collectively, the “Restricted Holders”) additional amounts (the “Additional Amounts”) as set forth below with respect to the Convertible Notes, which Additional Amounts shall be assessed as follows (each such event in clauses (a) through (d) below being herein called a “Registration Default”):

(a) If the Registration Statement is not filed with the Commission on or prior to the Filing Deadline, the applicable Interest Rate for the Additional Amounts payable by the Company to the Restricted Holders will be 0.25% per annum;

(b) If the Registration Statement is not filed with the Commission on or prior to the date that is 30 days after the Filing Deadline, the applicable Interest Rate for the Additional Amounts payable by the Company to the Restricted Holders will be 0.50% per annum;

(c) If the Registration Statement is not declared effective by the Commission on or prior to the Effectiveness Deadline, the applicable Interest Rate for the Additional Amounts payable by the Company to the Restricted Holders will be 0.50% per annum; or

(d) If the Registration Statement has been declared effective by the Commission but (x) such Registration Statement thereafter ceases to be effective or (y) such Registration Statement or the related prospectus ceases to be usable in connection with resales of Registerable Securities during the periods specified herein because either (1) any event occurs as a result of which the related prospectus forming part of such Registration Statement would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or (2) it shall be necessary to amend such Registration Statement or supplement the related prospectus, to comply with the Securities Act or the Exchange Act or the respective rules thereunder, the applicable Interest Rate for the Additional Amounts payable by the Company to the Restricted Holders will be 0.50% per annum.

Each of the foregoing will constitute a Registration Default whatever the reason for any such event and whether it is voluntary or involuntary or is beyond the control of Holdings or the Company or pursuant to operation of law or as a result of any action or inaction by the Commission. A Registration Default referred to in Section 7G(i)(d) hereof shall be deemed not to have occurred and be continuing in relation to a Shelf Registration Statement or the related prospectus if (x) such Registration Default has occurred solely as a result of (1) the filing of a post-effective amendment to such Shelf Registration Statement to incorporate annual audited financial information with respect to the Company where such post-effective amendment is not yet effective and needs to be declared effective to permit Purchasers and their subsequent transferees to use the related prospectus or (2) other material events, with respect to the Company that would need to be described in such Shelf Registration Statement or the related prospectus and (y) in the case of clause (2), the Company is proceeding promptly and in good faith to amend or supplement the Registration Statement and related prospectus to describe such events; provided, however, that in any case if such Registration Default occurs for a continuous period in excess of 30 days, Additional Amounts shall be payable in accordance with the above paragraph from the day such Registration Default occurs until such Registration Default is cured.

(ii) As specified in this Section 7G, the Additional Amounts payable to each of the Restricted Holders shall equal to a rate of interest (an “Interest Rate”) of either 0.25% per annum or 0.50% per annum on the aggregate principal amount of the Convertible Notes then beneficially owned by each of the Purchases and shall accrue from the occurrence of such Registration Default period until all Registration Defaults have been cured. The Additional Amounts payable to the Restricted Holders shall be determined by multiplying the applicable Interest Rate by the principal amount of the Convertible Notes then beneficially owned by such Restricted Holders and further multiplied by a fraction, the numerator of which is the number of days such Interest Rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months), and the denominator of which is 360. In no event shall the applicable Interest Rate for the Additional Amounts Payable to the Restricted Holders exceed 0.50% per annum.

Any Additional Amounts due pursuant to Section 7G(i) will be payable in cash on the regular interest payment dates with respect to the Convertible Notes and shall be paid directly by the Company to the Restricted Holders by wire transfer of in immediately available funds to an account designated by each Restricted Holder in writing.

H. Reservation of Holdings Common Stock. Holdings shall reserve and keep available at all times, free of preemptive rights, rights of first refusal or similar rights, a sufficient number of shares of Holdings Common Stock for the purpose of enabling Holdings to satisfy any obligation to issue shares of Holdings Common Stock upon conversion of the Convertible Notes. The number of shares so reserved may be reduced by the number of shares of Holdings Common Stock actually delivered in connection with the conversion of the Convertible Notes, and the number of shares of Holdings Common Stock so reserved shall be increased or decreased, as applicable to reflect stock splits, stock dividends, stock combinations, other distributions or reclassifications and other adjustments in accordance with the terms of the Convertible Notes. In the event that the number of shares of Holdings Common Stock so reserved shall be insufficient for issuance upon conversion of the Convertible Notes, Holdings shall use best efforts to increase the number of shares of Holdings Common Stock so reserved shall be increased or decreased, as applicable to reflect stock splits, stock dividends, stock combinations, other distributions or reclassifications and other adjustments in accordance with the terms of the Convertible Notes. In the event that the number of shares of Holdings Common Stock so reserved shall be insufficient for issuance upon conversion of the Convertible Notes, Holdings shall use best efforts to increase the number of shares of Holdings Common Stock so reserved to cure such deficiency and, if necessary, to obtain the approval of its stockholders therefor, including the authorization of such additional number of shares of Holdings Common Stock as may be required in excess of the number so reserved. Holdings shall take all actions as may be necessary to ensure that such shares of Holdings Common Stock will be issued without violation of any applicable Law or governmental regulation or any requirements of any securities market upon which the shares of Holdings Common Stock may be listed.

I. Listing. Holdings shall use commercially reasonable efforts to cause the Holdings Common Stock to be listed for trading on a national stock exchange or qualified for quotation on the Nasdaq Stock Market National Market System; or, to the extent that Holdings does not qualify for listing on a national stock exchange or quotation on the Nasdaq Stock Market National Market System, Holdings shall use commercially reasonable efforts to cause the Holdings Common Stock to be qualified for quotation on the Nasdaq Stock Market Small Cap Market System; or, to the extent that Holdings does not qualify for quotation of the Nasdaq Stock Market Small Cap Market System, Holdings shall use commercially reasonable efforts to cause the Holdings Common Stock to be qualified for quotation on the Nasdaq Stock Market OTC Bulletin Board and will maintain its qualifications to have the Holdings Common Stock so listed or quoted.

J. Indemnification.

(i) The Company agrees, notwithstanding termination of this Agreement, to indemnify and hold harmless to the fullest extent permitted by law, each Purchaser, each of its directors, officers, employees, advisors, agents and general or limited partners (and the directors, officers, employees, advisors and agents thereof), their respective Affiliates and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of such Persons, and each underwriter and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any underwriter (collectively, the “Purchaser Indemnified Parties”) from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable costs of investigation and fees, disbursements and other charges of counsel, any amounts paid in settlement effected with the consent of the Company, which consent shall not be unreasonably withheld or delayed and any costs incurred in enforcing the indemnification obligations of the Company hereunder) or other liabilities (collectively, “Losses”) to which any such Purchaser Indemnified Party may become subject under the Securities Act, Exchange Act, any other federal law, any state or common law or any rule or regulation promulgated thereunder or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) are resulting from or arising out of or based upon (i) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented) or any document incorporated by reference in any of the foregoing or resulting from or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made), not misleading or (ii) any violation by Holdings of the Securities Act, Exchange Act, any other federal law, any state or common law or any rule or regulation promulgated thereunder or otherwise incident to any registration, qualification or compliance in connection with the offer or sale of Holdings Common Stock by the Purchasers pursuant to the Registration Statement; provided, however, that Holdings will not be liable in any such case if and to the extent any such Losses arise out of or are based on any untrue statement or alleged untrue statement or omission or alleged omission made in conformity with information furnished by a Purchaser Indemnified Party in writing for use in such Registration Statement or prospectus or the failure to deliver any required prospectus. In any such case, Holdings will promptly reimburse each such Purchaser Indemnified Party for any legal and any other Losses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability, action or investigation or proceeding. Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of the Purchaser Indemnified Parties.

(ii) Each Purchaser agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless to the fullest extent permitted by law Holdings, the Company and each of their respective directors, officers and general partners (and the directors and officers thereof), the respective Affiliates and each Person who controls (within the meaning of the Securities Act or the Exchange Act) (collectively, the “Company Indemnified Parties”) from and against any and all Losses to which any such

Company Indemnified Party may become subject under the Securities Act or any rule or regulation promulgated thereunder or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) result from or arise out of or are based upon (i) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented) or any document incorporated by reference in any of the foregoing or resulting from or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent such untrue statement or omission is contained in any information furnished in writing by or on behalf of a Purchaser Indemnified Party for use in such Registration Statement or prospectus; provided, that the obligation to indemnify will be individual to each Purchaser and will be limited in amount to the net proceeds received by such Purchaser from the sale of Securities pursuant to such Registration Statement.

(iii) Each Purchaser Indemnified Party agrees to give prompt written notice to Holdings after the receipt by such Purchaser Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Purchaser Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that, the failure so to notify Holdings shall not relieve Holdings of any liability that it may have to the Purchaser Indemnified Party hereunder unless and to the extent Holdings is materially prejudiced by such failure. If notice of commencement of any such action is given to Holdings as above provided, Holdings shall be entitled to participate in and to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Purchaser Indemnified Party. The Purchaser Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Purchaser Indemnified Party unless (i) Holdings agrees to pay the same, (ii) Holdings fails to assume the defense of such action with counsel satisfactory to the Purchaser Indemnified Party in its reasonable judgment or (iii) the named parties to any such action (including, but not limited to, any impleaded parties) reasonably believe that the representation of such Purchaser Indemnified Party and Holdings by the same counsel would be inappropriate under applicable standards of professional conduct. In the case of clause (ii) above and (iii) above, Holdings shall not have the right to assume the defense of such action on behalf of such Purchaser Indemnified Party unless, in the case of (iii) such parties are represented by separate counsel engaged by Holdings. Holdings shall not, without the written consent of the Purchaser Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Purchaser Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Purchaser Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any Purchaser Indemnified Party. The rights afforded to any Purchaser Indemnified Party hereunder shall be in addition to any rights that such Purchaser Indemnified Party may have at common law, by separate agreement or otherwise.

K. Current Public Information. At all times after Holdings has filed the Registration Statement with the Commission pursuant to the requirements of the Securities Act, Holdings shall file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Commission thereunder and shall take such further action as the each Purchaser may reasonably request. Upon request, Holdings shall deliver to Purchasers a written statement indicating whether it has complied with such requirements.

L. FIRPTA Compliance. Holdings and the Company shall maintain compliance with the terms of the FIRPTA affidavit provided in connection with Section 5G hereof. In addition, Holdings, the Company and all Subsidiaries shall covenant not to become a United States real property holding corporation within the meaning of Code §897(c)(2) during any applicable period specified in Code §897(c)(1)(A)(ii).

M. VCOC Information Rights. Each Purchaser that is a “venture capital operating company” for purposes of Department of Labor Regulation §2510.3-101 shall, in addition to all other rights granted under this Agreement and the Operative Agreements, have the right to consult with and advise the officers of Holdings, and the Company with respect to the management of Holdings, the Company and their Subsidiaries and shall be entitled to such other information and financial data concerning Holdings, the Company and their Subsidiaries as such Purchaser may reasonably request.

N. No Takeover Defenses. Holdings shall not adopt a stockholder rights plan or a classified board, prohibit stockholder action by written consent, authorize the issuance of “blank check” preferred stock that could be issued to thwart a takeover attempt by increasing the number of outstanding shares of Holdings; limit who may call special meetings of the stockholders of Holdings, establish advance notice requirements for Board nominations or stockholder proposals, or take any other measures that could make the acquisition of Holdings Common Stock more onerous or costly for an acquiror or that could materially impede the ability of the stockholders of Holdings to benefit from a change of control or change in the management or Board of Directors of Holdings.

O. Termination of Certain Covenants. Notwithstanding the foregoing, the obligations of the Company, Holdings and their Affiliates pursuant to Sections 7B, 7D and 7N shall terminate on the first date after the Closing Date on which the Holdings Common Stock owned by the Purchasers represents less than 10% of the total outstanding shares of Holdings Common Stock.

P. Mitigation of Structure Risk. To the extent reasonably practical and as would not otherwise have an adverse effect on the Reorganization Plan or the Company, the Company and Holdings covenant to modify the Reorganization Plan in a manner requested by the Purchasers if the Purchasers reasonably determine that such modification would materially mitigate the risk of adverse federal income tax consequences to the Purchasers, the Company, Holdings or any Subsidiary.

Section 8. Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties contained in this Agreement or in any instrument delivered in connection herewith shall survive the Closing. Any covenant or agreement contained in this Agreement or in any agreement delivered in connection herewith in each case which by its terms is to be performed in whole or part after the Closing shall survive the Closing and continue in full force.

Section 9. Termination of this Agreement.

A. Termination. This Agreement may be terminated (with respect to all parties hereto) and the Transactions may be abandoned:

(i) at any time prior to the Closing, by mutual written consent of Purchasers, on the one hand, and the Company, on the other hand;

(ii) at any time prior to the Closing, by Purchasers, upon written notice to the Company, in the event (a) of a material breach of any of the representations, warranties, covenants or other agreements contained herein by Holdings or the Company (unless, the breach results primarily from an action or omission taken at the direction of the Purchasers after the date hereof) if in the case of a material breach of a covenant or an agreement, such Person fails to cure such breach within ten (10) Business Days following notification thereof by Purchaser, (b) if the Closing shall not have occurred on or before September 30, 2004 by reason of the failure of any condition precedent under Section 5 hereof (unless the failure results primarily from a Purchaser itself breaching any representation, warranty, covenant or other agreement contained herein), or (c) any court of competent jurisdiction or any other Governmental or Regulatory Authority (other than the Bankruptcy Court) shall have issued a final and nonappealable order, decree or ruling permanently prohibiting the Transactions;

(iii) at any time prior to the Closing, by the Company, upon written notice to Purchasers, in the event (a) of a material breach of any of the representations, warranties, covenants or other agreements contained herein by any Purchaser if in the case of a material breach of a covenant or an agreement, any Purchaser fails to cure such breach within ten (10) Business Days following notification thereof to the Purchasers by the Company, (b) if the Closing shall not have occurred on or before September 30, 2004 by reason of the failure of any condition precedent under Section 6 hereof (unless the failure results primarily from the Company breaching any representation, warranty, covenant or other agreement contained herein), or (c) any court of competent jurisdiction or any other Governmental or Regulatory Authority (other than the Bankruptcy Court) shall have issued a final and nonappealable order, decree or ruling permanently prohibiting the Transactions;

(iv) at any time prior to the Closing, by Purchasers or the Company if the Bankruptcy Court has issued an Order (including an Order denying confirmation of the Reorganization Plan) which has become final and nonappealable restricting or restraining in a material manner or enjoining or otherwise prohibiting or making illegal the effectuation of any of the Transactions;

(v) by Purchasers if the Reorganization Plan is not approved by Order of the Bankruptcy Court confirming the Reorganization Plan pursuant to Section 1129 of the Bankruptcy Code on or before August 31, 2004;

(vi) at any time prior to the Closing, by the Company only if (A) the Board of Directors of the Company (or its general partner) has received a proposal to engage in an Investment Transaction other than an Investment Transaction with the Purchasers or any of their Affiliates (an “Alternative Transaction”) which a majority of the Board of Directors of the Company (or its general partner) determines in its good faith judgment (x) to be superior from a financial point of view to the holders of a Rights Eligible Allowed Unsecured Claim and (y) reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such Alternative Transaction; (B) in light of such Alternative Transaction, the Board of Directors of the Company (or its general partner) has determined in good faith, after consultation with outside counsel, that it is necessary for the Board of Directors of the Company (or its general partner) to withdraw or modify its approval or recommendation of this Agreement and the transactions contemplated by it in order to comply with applicable statutory obligations of the members of the Board of Directors of the Company (or its general partner); (C) the Company has notified the Purchasers in writing of the determination described in clause (B) above, and taking into account any revised proposal made by the Purchasers within three (3) Business Days following delivery of the notices described in this clause (C), the Alternative Transaction remains a superior transaction to the Agreement and the Board of Directors of the Company (or its general partner) has again made the determination referred to in clause (A) above; and (D) the Board of Directors (or its general partner) concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Alternative Transaction; or

(vii) at any time prior to 5:00 p.m. (Central Time) on February 28, 2004, in the event the Purchasers are not reasonably satisfied with the results of their due diligence investigation.

B. Termination Fee. If the Company terminates this Agreement pursuant to Section 9A(vi) and, within six months following such termination, Holdings or the Company consummates an Alternative Transaction or another Investment Transaction with a party other than a Purchaser or its Affiliates and such Investment Transaction is substantially comparable to the Alternative Transaction, then the Company shall pay to the Purchasers, within two Business Days following the date of the consummation of such Alternative Transaction or Investment Transaction, a termination fee of $2,000,000 ($1,000,000 being paid to each Purchaser).

C. Effect of Termination. If this Agreement is validly terminated pursuant to Section 9A, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Holdings, the Company or any Purchaser except that the provisions of Section 9B or Section 11C will continue to apply following any such termination. Nothing contained in this Section shall relieve any party from any liability for damages actually incurred as the result of any breach of this Agreement.

Section 10. Definitions. The following terms, when used in this Agreement with upper case initial letters, shall have the following meanings:

“Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation or audit.

“Affiliate” means, as applied to any Person (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls (i) 50% or more of any class of equity securities of that Person or any of its Affiliates or (ii) 50% or more of any class of equity securities (including any equity securities issuable upon the exercise of any Option or convertible security) of that Person or any of its Affiliates, or (c) any director, general partner, executive officer, or Person performing similar functions. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” means this Investment Agreement, the Exhibits and Holdings Share Issuance Schedule attached hereto, and the certificates and other documents delivered in connection herewith, in each case as the same may be amended from time to time in accordance with the terms hereof. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” and “hereunder” refer to this Agreement as a whole, unless the context otherwise requires.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including any goodwill related thereto, operated, owned or leased by such Person, including, without limitation, cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any Option), any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Audit” includes any audit, assessment of Taxes, reassessment of Taxes or examination by any taxing authority or any judicial or administrative proceedings or appeal of such proceedings.

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other employee benefit plan, program or arrangement existing at the Closing Date or, maintained, established or to which contributions have at any time been made, by the

Company, any Subsidiary or any predecessor or Affiliate of the Company or any Subsidiary, within six years prior to the date of this Agreement under which any employee, former employee, director, agent or independent contractor of the Company or any Subsidiary or any beneficiary thereof is covered, is eligible for coverage or has benefit rights or with respect to which the Company or any Subsidiary has any Liability or any potential Liability.

“Books and Records” means all files, documents, instruments, papers, books and records of Holdings and the Company or their Subsidiaries relating to the Business or condition of the Company, including, without limitation, financial statements, Tax Returns, letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Business” shall mean the business of the Company and its Affiliates as currently conducted or, after the Closing, the business of the Company and its Affiliates as then conducted.

“Business Combination” means with respect to Holdings and the Company or any Subsidiary any (i) merger, consolidation or combination to which Holdings, the Company or any Subsidiary is a party, (ii) any sale, dividend, split or other disposition of any capital stock or other equity interests of Holdings and the Company or any Subsidiary (whether or not Holdings and the Company or any Subsidiary is the transferor), (iii) any tender offer (including, without limitation, a self-tender), exchange offer, recapitalization, liquidation, dissolution or similar transaction, (iv) any sale, dividend or other disposition of all or a material portion of the Assets and Properties of Holdings and the Company or any Subsidiary or (v) the entering into of any agreement or understanding, or the granting of any rights or Options, with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California or the State of Texas are authorized or obligated to close.

“Business or Condition of the Company” means the Business, condition (financial or otherwise), results of operations, and Assets and Properties of the Company and its Affiliates, taken as a whole.

“Claims” means any claim against any the Company or its Affiliates, as “claim” is defined in Bankruptcy Code Section 101(5).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to it in the forepart of this Agreement (and, unless the context otherwise requires, shall include Texas Petrochemicals Corporation, the immediate predecessor of the Company).

“Confidentiality Agreement” shall mean that certain confidentiality agreement among the Purchasers and the Company dated February 13, 2004.

“Contract” shall mean any Real Property Lease, License, evidence of Indebtedness, easement, mortgage, indenture, security agreement, royalty agreement or other agreement, contract or lease (whether written or oral).

“Convertible Notes” means the 7 1/4% Senior Secured Convertible Notes due 2009, to be issued by the Company pursuant to the Indenture.

“Disclosure Letter” means the Disclosure Letter executed and delivered by the Company to Purchaser on the date hereof.

“Environmental and Safety Requirements” has the meaning set forth in Section 2(W)(vii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity treated as a single employer with the Company or any Subsidiary under Section 414 of the Code.

“FIRPTA” means the Foreign Investment Real Property Tax Act of 1980, as amended, and any rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision, and shall include, without limitation, any stock exchange, quotation service and the National Association of Securities Dealers.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means all obligations (including, without limitation, principal, interest, premiums, penalties and other amounts) of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indenture” means the Indenture dated as of the Closing Date among the Company, Holdings and Trustee specified therein, substantially in the form attached hereto as Exhibit D.

“Intellectual Property” means all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, Internet domain names, copyrights and copyright rights, copyrightable works, patents and patent rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, customer lists, inventions, processes, formulae, industrial models, processes, designs, specifications, data, technology, methodologies, computer programs (including all source codes), databases, and any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights or any of the foregoing, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks and other media on which any of the foregoing is stored.

“Investment Transaction” means (i) an investment in, capital contribution or loan to, or reorganization, dissolution, liquidation or recapitalization of, Holdings, the Company or any of their respective Subsidiaries in excess of $10,000,000, (ii) a merger, consolidation, share exchange or other similar transaction involving all or any material portion of Holdings, the Company or any of their respective Subsidiaries, (iii) a sale of assets of (other than in the ordinary course of business consistent with past practice) or issuance or sale of any equity interests or other securities in Holdings, the Company or any of their respective Subsidiaries representing more than 10% of the value of the assets of Holdings, the Company and their Subsidiaries, taken together, or 10% of any class of equity securities, (iv) a similar transaction or business combination involving Holdings, the Company or any of their respective Subsidiaries.

“Investment Assets” means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially.

“IRS” means the United States Internal Revenue Service.

“Law” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Leased Real Property” means all leasehold or subleasehold estates; oil, gas and mineral rights; and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Liabilities” means all Indebtedness, obligations and other liabilities (and contingencies that have become liabilities) of a Person (whether absolute, accrued, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Liens” means any mortgage, pledge, assessment, security interest, lease, license, lien, adverse claim, levy, charge, joint ownership interest or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“Material Adverse Change” means any fact, circumstance or condition that has had or would be reasonably expected to have, a material adverse effect on the Business or Condition of the Company, (including without limitation) customer, supplier or employee relationships.

“Operative Agreements” means the Indenture and the instruments, agreements and documents described in Section 1G hereof.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or other equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of such Person or (ii) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interests of such Person, including without limitation, any rights to participate in the equity, income or election of directors or officers of such Person.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority or court (including, without limitation, any order entered in connection with the Reorganization Case) (in each such case whether preliminary or final).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto including, without limitation, air and water rights owned by the Company or any Subsidiary which are material to its Business.

“Permitted Lien” means (i) any Lien for delinquent Taxes which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, and (ii) any minor imperfection of title or similar Lien which, individually or in the aggregate with other such Liens, does not impair the value or marketability of the property subject to such Lien or interfere with the use of such property in the conduct of the Business and which do not secure obligations for money borrowed, (iii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent or which is being contested in good faith by Company (including mechanics’ liens); (iv) rights of way, regulations, easements, restrictions, covenants, consents, reservations, encroachments, variations, mineral reservations, rights, licenses and other similar restrictions and regulations imposed by any Governmental or Regulatory Authority, charges, encumbrances (whether or not recorded) on any Real Property which (a) do not interfere materially with the ordinary conduct of the Business, and (b) do not impair materially the use of, or access from and to, the applicable Real Property, and (v) Liens granted to secure Indebtedness permitted to be incurred pursuant to Section 5K hereof or to secure Indebtedness under the Company’s term loan and revolving credit facilities (which liens will be discharged as of the Closing).

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority, and shall include, without limitation, any equityholder of the Company.

“Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary thereunder.

“Registrable Securities” means the Convertible Notes and Holdings Common Stock acquired by the Purchasers pursuant to this Agreement and the shares of Holdings Common Stock issuable on conversion of the Convertible Notes.

“Reorganization Plan” means the plan of reorganization of the Company (as amended from time to time) effecting the Transactions.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.

“Subsidiary” means any Person in which Holdings, or the Company, as applicable, directly or indirectly through Subsidiaries or otherwise, beneficially owns at least fifty percent (50%) of either the equity interest in, or the voting control of, such Person; provided, however, Hollywood/Texas Olefins, Ltd. (“HTO”) shall not be considered a Subsidiary of Holdings, or the Company for purposes of this Agreement so long as neither the Company, Holdings, or any of their respective Subsidiaries beneficially owns more than 50% of either the equity interest in, or the voting control of, HTO.

“Tax” or “Taxes” means all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to have jurisdiction with respect to any Tax.

“Tax Returns” means any returns, estimates, reports or statements (including any information returns) required to be filed for purposes of a particular Tax.

“Transactions” means the transactions contemplated hereby and by the Operative Agreements as set forth herein and therein.

“Treasury Regulations” means the regulations under the Code promulgated by the United States Treasury Department.

“Wholly-Owned Subsidiary” means a Subsidiary of which all of the outstanding capital stock or other ownership interests are owned by Holdings, or the Company or another Wholly-Owned Subsidiary of Holdings, or the Company.

Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of the Company. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

When used herein, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person or any similar phrase, means (i) with respect to any Person who is an individual, the actual knowledge of such Person, (ii) with respect to any other Person, the actual knowledge of the directors, executive officers, general partners, and other similar Persons in a similar position or having similar powers and duties and (iii) in the case of each of (i) and (ii), the knowledge of facts that such individuals should have after reasonable inquiry.

Section 11. Miscellaneous.

A. Notices.

(i) All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission against facsimile confirmation or mailed by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

(a)	If to Holdings or the Company, to:

Texas Petrochemicals LP

Three Riverway, Suite 1500

Houston, TX 77056

Facsimile: (713) 626-3650

Attention: Chief Executive Officer

with a copy to:

Bracewell & Patterson, L.L.P.

711 Louisiana Street, Suite 2900

Houston, TX 77002

Facsimile: (713) 221-1212

Attention: Henry J. Kaim, Esq.

(b)	If to Purchasers, then to:

Castlerigg Master Investments, Ltd.

c/o Sandell Asset Management Corp.

1251 Avenue of the Americas – 23rd Floor

New York, NY 10020

Telephone: (212) 899-4738

Facsimile: (212) 899-4749

Attention: Herbert C. Lust, III and Arif Gangat

E-mail: herb@sandellmgmt.com and arif@sandellmgmt.com

RCG Carpathia Master Fund, Ltd.

c/o Ramius Capital Group, LLC

666 Third Avenue – 26th Floor

New York, NY 10017

Telephone: (212) 845-7975

Facsimile: (212) 845-7994

Attention: Kevin Wyman and Richard Maybaum

with a copy to:

Akin Gump Strauss Hauer & Feld LLP

1900 Pennzoil Place – South Tower

711 Louisiana Street

Houston, TX 77002

Telephone: (713) 220-5800

Facsimile: (713) 250-3566

Attention: H. Rey Stroube, Esq.

590 Madison Avenue

New York, NY 10022

Telephone: (212) 872-1000

Facsimile: (212) 872-1002

Attention: Daniel H. Golden, Esq. and Stuart E. Leblang, Esq.

(ii) All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 11A, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number referenced in this Section 11A, be deemed given upon facsimile confirmation, (c) if delivered by mail in the manner described above to the address as provided in this Section 11A, be deemed given on the earlier of the third Business Day following mailing or upon receipt, and (d) if delivered by overnight courier to the address referenced in this Section 11A, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 11A). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to Holdings, the Representative and Purchaser.

B. Entire Agreement. This Agreement and the Operative Agreements, including the exhibits and schedules thereto, supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

C. Expenses. Whether or not the Transactions are consummated, the Company shall pay upon demand and shall hold each Purchaser harmless against liability for the payment of: (a) all reasonable fees and expenses (including, without limitation, reasonable legal, accounting, consulting, travel, and other third party fees and expenses) incurred by or on behalf of any Purchaser in connection with the consummation of the Transactions (including, without limitation, in connection with performing due diligence and preparing, negotiating and executing this Agreement and the Operative Agreements); (b) all reasonable fees and expenses incurred with respect to any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement, the Operative Agreements and the other agreements contemplated hereby; (c) stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of any shares of Holdings Common Stock hereunder; (d) all reasonable fees and expenses incurred in connection with the enforcement of such Purchaser’s rights granted under this Agreement, the Operative Agreements and the other agreements contemplated hereby; and (e) all reasonable fees and expenses incurred by any such Person in any filing with any governmental agency with respect to its investment in Holdings or in any other filing with any governmental agency with respect to Holdings or the Company or any Subsidiary which mentions such Person.

D. Waiver. No waiver by any party to this Agreement or any term or condition of this Agreement or any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No such waiver, in any one or more instances, shall be deemed to be or construed to extend to any prior or subsequent default, misrepresentations or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation or breach of warranty or covenant. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative, except as specifically provided herein.

E. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Purchasers, Holdings or the Company.

F. No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and/or permitted assigns, and it is not the intention of the parties hereto to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.

G. No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of law or otherwise) by Holdings or the Company without the prior written consent of Purchasers and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

H. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

I. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

J. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

K. Limited Recourse. Except as expressly set forth herein, (i) the obligations and Liabilities of the parties hereunder shall be without recourse to any equityholder or member of such party, or any of their respective general or limited partners, Affiliates, directors, employees, officers, representatives or agents (in each case in their capacity as such, but only if such Person is not also a party hereunder) and (ii) no partner, member or Affiliate of any Purchaser (unless such Affiliate is also a Purchaser hereunder) has made (or shall be deemed to have made) any representations, warranties or covenants (express or implied) under or in connection with this Agreement.

L. Consent to Jurisdiction and Service of Process. EXCEPT TO THE EXTENT JURISDICTION PROPERLY RESIDES WITH THE BANKRUPTCY COURT, THE COMPANY, AND EACH PURCHASER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY SUCH AWARD MAY BE LITIGATED IN SUCH COURTS. THE COMPANY AND EACH PURCHASER ACCEPTS FOR ITSELF, HIMSELF OR HERSELF AND IN CONNECTION WITH ITS, HIS OR HER RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY

IN CONNECTION WITH THIS AGREEMENT. THE COMPANY AND EACH PURCHASER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE THIRTY (30) DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OF THE OTHER PARTIES HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

M. Construction. The parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentum. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean “including without limitation.” The parties hereto intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant.

N. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original and need not contain the signatures of more than one party, but all of which together will constitute one and the same instrument.

O. Press Releases and Public Announcements. Except in accordance with the Bidding Procedures Order, no party hereto shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the Purchasers and the Company.

P. Incorporation of Exhibits and Disclosure Letters. The Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

Q. Understanding Between the Purchasers. The determination of each Purchaser to purchase the Holdings Common Stock and Convertible Notes pursuant to this Agreement has been made by such Purchaser independent of any other Purchaser and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of Holdings, the Company or any of their Subsidiaries which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser. In addition, it is acknowledged by each of the other Purchasers that such Purchaser has not acted as an agent of the other Purchaser in connection with making its investment hereunder and such Purchaser shall not be acting as an agent of such other Purchaser in connection with monitoring its investment hereunder.

*  *  *  *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

THE COMPANY:	TEXAS PETROCHEMICALS LP

	By:	/s/ Carl E. Stutts
	Name:	Carl E. Stutts
	Title:	Chief Executive Officer

PURCHASERS:	CASTLERIGG MASTER INVESTMENTS, LTD.

	By:	SANDELL ASSET MANAGEMENT CORP.

	By:	/s/ Herbert C. Lust, III
	Name:	Herbert C. Lust, III
	Title:	Senior Managing Director, Principal

RCG CARPATHIA MASTER FUND, LTD.

	By:	/s/ Kevin M. Wyman
	Name:	Kevin M. Wyman
	Title:	Managing Director